   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1998

                                                         REGISTRATION NO. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                       BOTTOMLINE TECHNOLOGIES (DE), INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     7372                    02-0433294
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                             ---------------------

                                155 FLEET STREET
                        PORTSMOUTH, NEW HAMPSHIRE 03801
                                 (603) 436-0700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             ---------------------

                                DANIEL M. MCGURL
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       BOTTOMLINE TECHNOLOGIES (DE), INC.
                                155 FLEET STREET
                        PORTSMOUTH, NEW HAMPSHIRE 03801
                                 (603) 436-0700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

        JOHN A. BURGESS, ESQ.                     MARK L. JOHNSON, ESQ.
      PHILIP P. ROSSETTI, ESQ.                  RICHARD G. COSTELLO, ESQ.
          HALE AND DORR LLP                      FOLEY, HOAG & ELIOT LLP
           60 STATE STREET                       ONE POST OFFICE SQUARE
     BOSTON, MASSACHUSETTS 02109               BOSTON, MASSACHUSETTS 02109
      TELEPHONE: (617) 526-6000                 TELEPHONE: (617) 832-1000
      TELECOPY: (617) 526-5000                  TELECOPY: (617) 832-7000

                             ---------------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                                       PROPOSED
                                          PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF     AMOUNT        MAXIMUM      AGGREGATE   AMOUNT OF
       SECURITIES            TO BE     OFFERING PRICE  OFFERING   REGISTRATION
    TO BE REGISTERED     REGISTERED(1)   PER SHARE      PRICE(2)      FEE
------------------------------------------------------------------------------
Common Stock, $.001 par
 value per share.......  [   ]shares      $[    ]     $40,000,000   $11,120
------------------------------------------------------------------------------
------------------------------------------------------------------------------

(1) Includes [    ] shares which the Underwriters have the option to purchase from the Company to cover over-allotments, if any. See "Underwriting."
(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY + +NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN +
+OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE       +
+SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED NOVEMBER 13, 1998


                                     [LOGO]

                                  [   ] SHARES

                                  COMMON STOCK

   Bottomline Technologies (de), Inc. is offering [   ] shares of its common
stock and the Selling Stockholders are selling an additional [   ] shares. This
is Bottomline's initial public offering and no public market currently exists for its shares. We have applied for approval for quotation on the Nasdaq National Market under the symbol "EPAY" for the shares we are offering. We
anticipate that the initial public offering price will be between $   and $
per share.

                                ---------------

                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                ---------------

                                                                 PER SHARE TOTAL
                                                                 --------- -----
Public Offering Price...........................................   $       $
Underwriting Discounts and Commissions..........................   $       $
Proceeds to the Company.........................................   $       $
Proceeds to the Selling Stockholders............................   $       $

   THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   Bottomline has granted the Underwriters a 30-day option to purchase up to an additional [ ] shares of Common Stock to cover over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the shares of Common Stock to
purchasers on     , 1999.

                                ---------------

BANCBOSTON ROBERTSON STEPHENS

                              BT ALEX BROWN INCORPORATED

                                                                CIBC OPPENHEIMER

                  THE DATE OF THIS PROSPECTUS IS      , 1999.

                             [INSIDE FRONT COVER]

   [This is a graphic which shows a paper check with a universal "no" sign through it. The words "Payment Management Software and Services that enable Organizations to Manage their Transition from Paper Checks to Electronic Payments" will be above the graphic]



                             [FRONT COVER FOLDOUT]

   [This is a graphic which contains the following text:

   "Bottomline Technologies is a Leading Provider of Enterprise-wide Payment
      Management Solutions -- Payment Management Software and Services that Enable Organizations to Manage their Transition from Paper Checks to Electronic Payments


      >   Payments are Universal
      >   Electronic Payments Bring Significant Benefits
      >   Bottomline Provides the Platform to Transition to Electronic Payments
          >   Single-platform for paper and electronic payments
          >   Cash Management
          >   Enterprise-wide payment control
          >   Security and Fraud Protection
          >   Ability to meet Government EFT mandates
          >   Internet Access

      Beside the text is a graphic containing three concentric circles. The inside circle represents a Payment Server and contains the following text:

      "Electronic Payments/Receipts; LaserCheck Printing; Electronic Remittance Advices; Check Fraud Avoidance"

      The Second Circle is divided into four quadrants. Each quadrant in the second circle is color coded to relate to three color coded rings in the outer circle. The quadrants in the second circle and the related outside rings contain the following text:

      "Financial Institutions (Large Banks, Federal Reserve and Small Banks). Payees (Individual, Government and Business). Internet (Employees, Customers and Vendors); and Payors (Accounting Software, Legacy Financial and ERP Systems)."]

  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, THE "COMPANY," "BOTTOMLINE," "WE," "US" AND "OUR" REFER TO BOTTOMLINE TECHNOLOGIES
(DE), INC. (UNLESS THE CONTEXT OTHERWISE REQUIRES).

  UNTIL [   ], 1999, ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON STOCK,
WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                             ---------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................  4
Risk Factors.............................................................  6
Use of Proceeds.......................................................... 13
Dividend Policy.......................................................... 13
Capitalization........................................................... 14
Dilution................................................................. 15
Selected Financial Data.................................................. 16
Management's Discussion and Analysis of Financial Condition and Results
  of Operations.......................................................... 17
Business................................................................. 30
Management............................................................... 43
Principal and Selling Stockholders....................................... 51
Description of Capital Stock............................................. 52
Shares Eligible for Future Sale.......................................... 54
Underwriting............................................................. 56
Legal Matters............................................................ 57
Experts.................................................................. 57
Additional Filings and Company Information............................... 58
Index to Financial Statements............................................ F-1

                             ---------------------


  Bottomline Technologies, CheckGard, LaserCheck and PayBase are registered trademarks of Bottomline. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

                                    SUMMARY

  This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully. Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters will not exercise their over-allotment option. This prospectus contains forward-looking statements which involve risks and uncertainties. Bottomline's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

                                  THE COMPANY

  We are a leading provider of enterprise-wide payment solutions. Our software and services enable organizations to transition from the traditional paper check process to electronic payments and to facilitate electronic commerce. We provide a single platform to control, manage and issue all payments. Our software complements and integrates with existing corporate payment applications, such as accounts payable, payroll, travel and entertainment expense, insurance claims and commissions. Our products provide Internet capability and run on Windows NT technology. Today, we have more than 2,000 customers, representing every major industry-sector, including The Charles Schwab Corporation, Dow Jones & Company, Inc., Harvard University, Microsoft Corporation and Nissan Motor Acceptance Corporation.

  Most enterprises today still rely on pre-printed, paper checks to generate and receive payments. It is estimated that in 1997, United States businesses issued or received paper checks in approximately 73 billion transactions. With the significant growth of the Internet and electronic commerce, many enterprises are seeking to implement a cost-effective, secure, electronic payment system. The National Automated Clearing House Association ("NACHA") estimates that the cost of a business-to-business electronic payment averages $3.00 compared to $8.33 for a similar paper-based payment. NACHA estimates that approximately 4.4 billion automated clearing house payments were made in 1997, an increase of approximately 430% since 1991.

  Bottomline's PayBase product suite is designed to provide a single platform to control, manage and issue all payments, whether paper-based or electronic, across an enterprise. Our software modules permit customers to leverage the flexibility of the Internet while increasing security and fraud avoidance. Our technology complements our customers' existing information systems and payment applications. We provide multiple options for delivery of detailed payment or remittance information, including via the Internet. Our LaserCheck offering is a cost-effective, software-based, laser-printing system that allows an enterprise to streamline its paper-payment process and to generate checks at the point of need. We also offer consulting services and related equipment and supplies to help customers plan, design and implement the transistion from paper to electronic payments.

  Bottomline's objective is to be the leading provider of enterprise-wide payment solutions. In addition to our direct selling efforts, we also promote our products and services through relationships with enterprise resource planning and accounting system vendors, such as Oracle and SAP, and implementation consultants. For example, we recently entered into a working agreement with Arthur Andersen LLP. Under the working agreement, Arthur Andersen LLP will work with us to develop a marketing program and to utilize the enterprise consulting experience of Arthur Andersen LLP to demonstrate the benefits of migrating to our enterprise-wide PayBase/32/ payment solution. In March 1998, we were selected by the Federal Reserve System to provide the necessary software to enable over 12,000 banks to process electronic payments with remittance information for their commercial customers.

  Bottomline was originally organized as a New Hampshire corporation in 1989 and was reincorporated as a Delaware corporation in August 1997. Bottomline's principal office is located at 155 Fleet Street, Portsmouth, New Hampshire 03801 and its telephone number is (603) 436-0700. The Company's web site is www.bottomline.com. The Company's web site is not a part of this prospectus.

                                  THE OFFERING

Common Stock offered by the Company..  [    ] shares
Common Stock offered by the Selling
  Stockholders.......................  [    ] shares
Common Stock to be outstanding after
  the Offering.......................  [    ] shares(1)
Use of Proceeds......................  To fund continued growth and expansion of its business, product development,
                                       potential acquisitions and other general
                                       corporate purposes
Nasdaq National Market symbol........  EPAY

                             SUMMARY FINANCIAL DATA
                     (In thousands, except per share data)

                                                                   THREE MONTHS ENDED
                                FISCAL YEAR ENDED JUNE 30,            SEPTEMBER 30,
                          ---------------------------------------- -------------------
                           1994    1995    1996    1997     1998     1997      1998
                          ------- ------- ------- -------  ------- --------- ---------
                                                                       (UNAUDITED)
STATEMENTS OF OPERATIONS
  DATA:
Revenues................  $10,408 $15,115 $18,067 $22,126  $29,037 $   6,064 $   8,105
Income (loss) from
  operations............    1,454   1,234   1,553  (1,732)   2,830       358       747
Net income (loss).......      924     775     883  (1,252)   1,603       194       457
Earnings (loss) per
  share available to
  common
  stockholders(2)(3):
  Basic.................  $  0.49 $  0.37 $  0.42 $ (0.68) $  0.71 $    0.08 $    0.20
  Diluted...............  $  0.39 $  0.30 $  0.34 $ (0.68) $  0.61 $    0.07 $    0.17
Shares used in computing
  earnings (loss) per
  share available to
  common
  stockholders(3):
  Basic.................    1,752   1,841   1,898   1,995    2,105     2,102     2,120
  Diluted...............    2,179   2,283   2,334   1,995    2,439     2,432     2,485

                                                          SEPTEMBER 30, 1998
                                                      --------------------------
                                                                  PRO FORMA
                                                      ACTUAL  AS ADJUSTED (4)(5)
                                                      ------- ------------------
                                                             (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents............................ $ 1,491        $
Working capital......................................   4,127
Total assets.........................................  12,084
Redeemable common stock, at redemption value.........   1,381        --
Stockholders' equity.................................   4,797

--------
(1) The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 1998 and does not include the following:
  .   371,000 shares subject to options outstanding as of September 30, 1998 at a weighted average exercise price of $21.85 per share;
  . 639,000 shares that could be issued under Bottomline's 1997 Stock Incentive Plan;
  . 250,000 shares that could be issued under Bottomline's 1998 Employee Stock Purchase Plan; and
  . 100,000 shares that could be issued under Bottomline's 1998 Director Stock Option Plan.
(2) Earnings (loss) per share available to common stockholders reflects the reduction from net income of accretion attributable to the redeemable common stock.
(3) Shares used in computing diluted earnings (loss) per share available to common stockholders reflect the dilutive effect of all redeemable common stock.
(4) Gives effect to the termination of redemption rights of the redeemable common stock upon the effectiveness of this offering.
(5) Gives effect to the sale by Bottomline of [    ] shares of common stock
    offered hereby at an assumed public offering price of $[    ] per share and
    after deducting the estimated underwriting discounts and commissions and offering expenses payable by Bottomline. See "Use of Proceeds."

                                  RISK FACTORS

  You should carefully consider the following risks before making an investment decision. The risks described below are not the only ones that we face. Additional risks that generally apply to publicly traded companies, that are not yet identified or that we currently think are immaterial may also impair our business operations. Our business, operating results and financial condition could be adversely affected by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes. This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "believes," "anticipates," "plans," "expects" and similar expressions. Our actual results may differ materially from the results discussed in the forward-looking statements because of factors such as the Risk Factors discussed below.

VARIABILITY OF QUARTERLY PERFORMANCE

  Our revenues and operating results may fluctuate from period to period. Factors that could cause these fluctuations include:

  .   the timing of orders and             .   the incurrence of costs
      longer sales cycles,                     relating to the integration
      particularly due to increased            of software products and
      average selling prices of our            operations in connection with
      enterprise-wide payment                  acquisitions of technologies
      solutions                                or businesses


  .   the loss of key employees and        .   delivery interruptions
      the time required to train               relating to equipment and
      new hires, particularly sales            supplies purchased from
      and engineering personnel                third-party vendors, which
                                               could delay system sales


  .   the timing and market
      acceptance of new products or        .   economic conditions which may
      product enhancements by                  affect our customers' and
      either us or our competitors             potential customers' budgets
                                               for technological
                                               expenditures

  .   the timing of product
      implementations, which are
      highly dependent on
      customers' resources and
      discretion



  In addition, during our second fiscal quarter ended December 31, revenues have typically increased as customers on a calendar-based fiscal year completed their capital spending plans. During our third fiscal quarter ended March 31, revenues have typically declined as customers focus internal resources on statutory and regulatory reporting requirements. Our fourth fiscal quarter ended June 30, generally has the largest revenues as customers complete projects before summer, when activity in many corporate financial departments tends to slow. As a result, the Company has historically experienced first quarter revenues that are lower than those of the immediately preceding quarter. In addition, we could encounter unanticipated problems which could adversely affect our results of operations in one or more quarters. For example, during fiscal year 1997, the Company experienced significant problems with a third-party printer it had been reselling. The printer problems had a material adverse effect on our operating results, including: (i) increased customer support expenses incurred in receiving, investigating and responding to printer-related issues, (ii) increased service, maintenance and supply expenses incurred in repairing and, in some cases, replacing the defective printers, (iii) a decrease in orders from both new and existing customers as printer problems adversely affected sales productivity and (iv) inventory write-offs related to the defective printers.

  A significant percentage of our expenses, particularly personnel costs and rent, are relatively fixed, and, therefore, shortfalls in revenues may cause significant variations in operating results in any quarter. Because of these factors, we believe that period to period comparisons of our results of operations are not necessarily meaningful, and that investors should not rely on them as indicators of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, it is possible that in some future quarters our results of operations will be below the expectations of public market analysts and investors, and in that case the price of our common stock could be materially adversely affected.

DEPENDENCE ON PAYMENT MANAGEMENT SOLUTIONS

  Substantially all of our revenues come from the license and maintenance of our payment management solutions and sales of related products and services. Our PayBase software products are designed to provide a single platform to control, manage and issue all payments, whether paper-based or electronic, across an enterprise. Our future performance will depend to a large degree upon the market acceptance of PayBase as an enterprise-wide payment solution. Our prospects will also depend upon enterprises seeking to enhance their payment functions to integrate electronic payment capabilities. In addition, our future results will depend on the continued market acceptance of our department server platforms, including our LaserCheck solution, and our ability to introduce enhancements to meet the market's evolving needs for secure, payment-management solutions. Any reduction in demand for the Company's payment management solutions, increased competition in the market for automated payment management systems, changes in technology or lack of meaningful growth in the market for electronic and enterprise-wide payment solutions could have a material adverse effect on Bottomline's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Products and Services."

RAPID TECHNOLOGICAL CHANGE

  Our success is dependent on the ability to develop new and enhanced software, services and related products to meet rapidly evolving requirements for payment management software. Trends which could have a critical impact on Bottomline include:

  . rapidly changing technology, particularly in the areas of database management and network technology;

  . evolving industry standards, including both formal and de facto standards relating to electronic payments;

  .   developments and changes relating to the Internet;

  .   competing products which offer increased functionality; and

  .   changes in customer requirements.

  If we are unable to develop and introduce new products, or enhancements to existing products, in a timely and successful manner, our business, operating results and financial condition could be materially adversely affected.

COMPETITION

  The market for payment management software is intensely competitive and characterized by rapid technological change. Our competitors are diverse and offer a range of solutions directed at different segments of the payment management market. These competitors include:

  . companies offering a broad suite of electronic data interchange products, such as Sterling Commerce;

  . companies that provide a broad spectrum of electronic payment solutions, such as CheckFree;

  .   companies that offer laser-check printing software and services; and

  . providers of traditional payment products, including check stock and check printing software and services, such as Standard Register.

  Some of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. In order to be successful in the future, we must respond promptly and effectively to our competitors' innovations and industry trends. We also expect to face additional competition as other established and emerging companies enter the market for payment management solutions. Sales opportunities may also be reduced to the extent that organizations choose to develop payment management solutions internally. We may not be able to compete effectively with current and future competitors. Increased competition may result in price reductions of our products and services, reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on our business, operating results and financial condition. See "Business--Competition."

MANAGEMENT OF GROWTH

  Our rapid growth has sometimes strained, and may in the future strain, our managerial and other resources. Our ability to manage growth will depend in part on our ability to continue to enhance our operating, financial and management information systems. There can be no assurance that our personnel, systems, procedures and controls will be adequate to support our growth. If we are unable to manage growth effectively, the quality of our services, our ability to retain key personnel and our business, operating results and financial condition could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

  Our success depends upon the efforts and ability of our executive officers and key technical employees who are skilled in electronic commerce, payment methodology and regulation, and Internet, database and network technologies. We currently do not maintain "key man" life insurance policies on any of our employees. While certain executive officers have employment agreements with us, the loss of the services of any of our senior executive officers or other key employees could have a material adverse effect on our business, operating results and financial condition. See "Management."

ABILITY TO ATTRACT AND RETAIN SKILLED PERSONNEL

  We are dependent upon the ability to attract, hire, train and retain highly skilled technical, sales and marketing, and support personnel, particularly with expertise in electronic payment technology and knowledge of the banking industry. Competition for qualified personnel is intense. In addition, our location in Portsmouth, New Hampshire may limit our access to skilled personnel. Any failure to attract, hire or retain such personnel could have a material adverse effect on our business, operating results and financial condition. In addition, we plan to expand our sales and marketing and customer support organizations. Based on our experience, it takes an average of six months for a salesperson to become fully productive. There can be no assurance that we will be successful in increasing the productivity of our sales personnel, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

RISKS ASSOCIATED WITH THE YEAR 2000

  Computer systems and software must accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many software and computer systems may need to be upgraded in order to meet Year 2000 requirements ("Year 2000"). Significant uncertainties exist in the software industry concerning the potential effects associated with such compliance.

  We have assessed our internal systems and our currently supported products, including tools, equipment and software provided by others, for possible problems in processing, reporting, displaying, functioning with and otherwise handling date data containing the year 2000 and beyond. We are in the process of formulating contingency plans in the event that we are unsuccessful in implementing our plans to make all of our systems, facilities and currently supported products Year 2000 ready. The Company believes that all of its products installed after February 1997 were Year 2000 ready at the time of installation.

  Notwithstanding our efforts, any of our internal systems and facilities and any of the products we supply to customers could have undetected Year 2000 problems. In addition, customers using previous generations of our products may assert claims against us because of the failure of our products to meet Year 2000 requirements. Any failure by us to make Year 2000 ready our internal systems and facilities could cause significant operational problems for us. Further, our failure to timely provide adequate resources to correct identified Year 2000 problems in our currently supported products could result in claims by or liability to customers, which may have a material adverse effect on our business, operating results and financial condition. Failure of third-party software and equipment incorporated in our currently supported products to be Year 2000 ready could require us to incur unanticipated expenses to remedy Year 2000 problems, which could have a material adverse effect on our business, operating results and financial condition. Furthermore, the purchasing patterns of our customers or potential customers may be affected by Year 2000 issues because they may be required to expend significant resources on Year 2000 compliance, rather than investing in new software solutions or services such as those offered by us, which could have a material adverse effect on our business, operating results and financial condition.

RISK OF SOFTWARE DEFECTS

  Our software products could contain errors or "bugs" that could adversely affect their performance. Additionally, we regularly introduce new releases and periodically introduce new versions of our software products. Any defects or errors in new products or enhancements could result in adverse customer reactions, negative publicity regarding Bottomline and our products and could have a material adverse effect on our business, operating results and financial condition. See "Business--Products and Services."

PROBLEMS WITH THIRD-PARTY HARDWARE

  We resell laser printers made by third parties as part of our overall product offerings. During our 1997 fiscal year, we experienced a significant problem with a third-party printer that we were then reselling. The problem resulted in increased customer support and service expenses, a decrease in orders from new and existing customers, and an inventory write-off for defective printers of approximately $217,000. In response, we have revised and enhanced our quality assurance control programs and now utilize multiple printers and printer vendors. Any repetition of these problems could, however, have a material adverse effect on our business, operating results and financial condition.

PRODUCT LIABILITY

  Our software and hardware products are designed to provide critical payment management functions and to limit the risk of fraud or loss in effecting such transactions. As a result, our products are critical to our customers and there is the potential for significant product liability claims. Our license agreements with customers typically place the responsibility for use of the system on the customer and contain provisions intended to limit our exposure to product liability claims. However, these limitation provisions may not preclude all potential claims. We have not experienced any product liability claims to date. However, a product liability claim brought against us, even if not successful, would likely be time consuming and costly. A successful liability claim could have a material adverse effect on our business, operating results and financial condition. See "Business--Products and Services."

INTELLECTUAL PROPERTY RIGHTS

  We rely upon a combination of patent, copyright and trademark laws and non-disclosure and other intellectual property contractual arrangements to protect our proprietary rights. We have one allowed United States patent application relating to certain security aspects of our dual payment process. However, there can be no assurance that our allowed patent, or any other patents that may be issued in the future, will be of sufficient scope and strength to provide meaningful protection of our technology or any commercial advantage to us, or that the patents will not be challenged, invalidated or circumvented. We enter into agreements with our employees and clients that seek to limit and protect the distribution of proprietary information. There can be no assurance that the steps we have taken to protect our property rights, however, will be adequate to deter misappropriation of proprietary information, and we may not be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

  Although we believe that our products and services do not infringe upon the intellectual property rights of others and that we have all rights necessary to utilize the intellectual property employed in our business, we are subject to the risk of claims alleging infringement of third-party intellectual property rights. Any such claims could require us to spend significant sums in litigation, pay damages, delay product installments, develop non-infringing intellectual property or acquire licenses to intellectual property that is the subject of any such infringement. Therefore, such claims could have a material adverse effect on our business, operating results and financial condition. See "Business--Proprietary Rights."

RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

  We may, from time to time, pursue acquisitions that could provide additional new product or service offerings, additional industry expertise, a broader client base or an expanded geographic presence. Future acquisitions by us may result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, incurrence of debt or amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect our business, operating results and financial condition. In addition, acquisitions involve numerous risks, including: (i) difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company, (ii) the diversion of management's attention from other business concerns, (iii) risks of entering markets in which we have no or limited prior experience and (iv) the potential loss of key employees of the acquired company. From time to time, we have engaged in discussions with third parties concerning potential acquisitions of product lines, technologies and business. However, there are currently no active negotiations, commitments or agreements with respect to any such acquisition. In the event that such an acquisition does occur, there can be no assurance that our business, operating results and financial condition will not be materially adversely affected.

SIGNIFICANT UNALLOCATED NET PROCEEDS

  We have no specific uses for most of the anticipated net proceeds of this offering other than general working capital purposes. Our management will have broad discretion to use and invest the net proceeds. As a result, investors in this offering will be relying upon management's judgment with only limited information about its specific intentions regarding the use of proceeds. See "Use of Proceeds."

NO PRIOR PUBLIC MARKET

  Before this offering, there has been no public market for our common stock. Bottomline, the selling stockholders and the Underwriters will determine the public offering price by negotiations, and this price may not be the price at which our common stock will trade. See "Underwriting" for a discussion of factors to be considered in determining the public offering price. Although our common stock will be quoted on the Nasdaq National Market, an active trading market may not develop and be sustained after this offering. The market price of our common stock may fluctuate substantially due to a variety of factors, including:

  .   quarterly fluctuations in operating results;

  . adverse circumstances affecting the introduction or market acceptance of new products or services offered by us;

  .   announcements of new products or services by competitors;

  .   changes in earnings estimates by analysts;

  .   changes in accounting principles;

  .   sales of common stock by existing holders; and

  .   loss of key personnel and other factors.

  In addition, the stock market is subject to extreme price and volume fluctuations. Securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Litigation brought against us could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, operating results and financial condition.

IMMEDIATE AND SUBSTANTIAL DILUTION

  The public offering price per share of common stock is expected to be substantially higher than the net tangible book value per share of our common stock. Purchasers of shares of common stock in this offering will experience
immediate and substantial dilution of $[    ] in the pro forma net tangible
book value per share of common stock (assuming a public offering price of
$[   ] per share). The exercise of outstanding options to purchase our common stock will result in additional dilution per share. See "Dilution."

ANTI-TAKEOVER EFFECT OF DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

  Delaware corporate law contains, and our certificate of incorporation and by-laws will contain, certain provisions that could have the effect of delaying, deferring or preventing a change in control of Bottomline. See "Description of Capital Stock" for a discussion of these provisions. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions:

  . authorize the issuance of "blank check" preferred stock (preferred stock which can be created and issued by the board of directors without prior stockholder approval) with rights senior to those of common stock;

  . provide for a staggered board of directors (so that it would take three successive annual meetings to replace all directors);

  .   prohibit stockholder action by written consent; and

  . establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of our common stock in the public market following this offering could adversely affect the market price of our common stock. All of the shares offered under this prospectus will be freely tradable in the open market. The
remaining [    ] shares of common stock which will be outstanding after this offering are considered "restricted securities" under Rules 144 or 701 of the Securities Act. Generally, restricted securities that have been owned for a period of at least two years may be sold immediately after the completion of this offering and restricted securities that have been owned for at least one year may be sold 90 days after the completion of this offering. Certain of the restricted securities are subject to lock-up agreements with the Underwriters. Persons subject to lock-up agreements have agreed not to sell shares of common stock without the prior permission of the Underwriters for a period of 180 days after the completion of this offering. The table below sets forth information regarding potential sales of restricted securities.

  .   [  ] shares may be sold immediately after completion of this offering;

  .   [  ] shares may be sold 90 days after completion of this offering; and

  .   [  ] shares may be sold upon the expiration of the lock-up agreements.

  Shares of common stock may also be issued and then sold in the open market upon the exercise of options. We intend to register an aggregate of 1,110,000 shares of common stock, which may be issued under our 1989 Stock Option Plan, 1997 Stock Incentive Plan and 1998 Director Stock Option Plan after this offering. The table below sets forth information regarding potential sales of common stock as a result of the exercise of options outstanding on the date of this prospectus.

  .   [  ] shares may be sold 90 days after consummation of this offering;
      and

  .   [  ] shares may be sold upon the expiration of the lock-up agreements.

  In addition, Bottomline intends to register an aggregate of 250,000 shares of common stock reserved for issuance under its 1998 Employee Stock Purchase Plan. However, no shares will be issuable under the 1998 Employee Stock Purchase Plan
until [   ], 1999.

                                USE OF PROCEEDS

  The net proceeds we will receive from the sale of [   ] shares of common
stock offered by us are estimated to be $[    ] after deducting the estimated
underwriting discounts and commissions and offering expenses payable by us and
assuming a public offering price of $[    ] per share. We will not receive any
of the proceeds from the sale of shares by the selling stockholders.

  The principal purposes of this offering are:

  .   to increase our equity capital;

  .   to facilitate future access by us to public equity markets;

  . to provide increased visibility and credibility in a marketplace where several of our current and potential competitors are, or may in the future be, public companies; and

  . to enhance our ability to use our common stock as consideration for acquisitions and as a means of attracting and retaining key employees.

  We will use the net proceeds from this offering for growth and expansion of our business, product development, international expansion, possible acquisitions and for working capital and other general corporate purposes. We have not identified specific uses for such proceeds and management will have discretion over their use and investment. We intend to invest the net proceeds from this offering in short-term, investment grade, interest-bearing instruments until they are used.

  We intend to seek acquisitions that could provide additional new product or service offerings, additional industry expertise, a broader client base or an expanded geographic presence, and a portion of the net proceeds may be used for such acquisitions. While we discuss potential acquisitions from time to time, we currently have no plans, commitments or agreements for any acquisitions and there can be no assurances that any acquisitions will be made.

                                DIVIDEND POLICY

  We currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. Under the terms of our revolving credit agreement, there are restrictions on our ability to declare and pay dividends.

                                 CAPITALIZATION

  The following table sets forth as of September 30, 1998: (i) the actual capitalization of the Company, (ii) the pro forma capitalization of the Company after giving effect to the termination of redemption rights of the redeemable common stock upon the effectiveness of this offering and (iii) the pro forma as adjusted capitalization of the Company after giving effect to the sale by the
Company of [    ] shares of common stock offered hereby at an assumed public offering price of $[ ] per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto appearing elsewhere in this prospectus.

                                                     SEPTEMBER 30, 1998
                                               --------------------------------
                                                                     PRO FORMA
                                                ACTUAL    PRO FORMA AS ADJUSTED
                                               --------   --------- -----------
                                                (IN THOUSANDS, EXCEPT SHARE
                                                           DATA)
Redeemable common stock, at redemption value;
  authorized, issued and outstanding 267,000
  shares, actual; no shares authorized, issued
  and outstanding, pro forma and pro forma as
  adjusted....................................   $1,381    $   --      $ --
Stockholders' equity:
  Preferred stock, $.001 par value;
    authorized shares -- none, actual and pro
    forma; authorized shares -- 4,000,000,
    pro forma as adjusted (1); no shares
    issued and outstanding, actual, pro forma
    and pro forma as adjusted.................       --        --        --
  Common stock, $.001 par value; authorized
    shares -- 15,000,000, actual and pro
    forma; authorized shares -- 50,000,000,
    pro forma as adjusted (1); issued and
    outstanding shares -- 2,161,709,
    actual(2); issued and outstanding
    shares -- 2,428,709, pro forma(2); issued
    and outstanding shares -- [   ], pro
    forma as adjusted(2)......................        2         2
Additional paid-in-capital....................    1,871     3,252
Retained earnings.............................    2,924     2,924
                                               --------    ------      ----
     Total stockholders' equity...............    4,797     6,178
                                               --------    ------      ----
      Total capitalization.................... $  6,178    $6,178      $
                                               ========    ======      ====

--------
(1) Gives effect to the additional shares of common stock and the shares of preferred stock to be authorized immediately prior to the effectiveness of this offering.
(2) Excludes:
  . 371,000 shares subject to options outstanding as of September 30, 1998 at a weighted average exercise price of $21.85 per share;
  . 639,000 shares that could be issued under Bottomline's 1997 Stock Incentive Plan;
  . 250,000 shares that could be issued under Bottomline's 1998 Employee Stock Purchase Plan; and
  . 100,000 shares that could be issued under Bottomline's 1998 Director Stock Option Plan.

                                    DILUTION

  The pro forma net tangible book value of Bottomline as of September 30, 1998, assuming the termination of redemption rights of the redeemable common stock upon the effectiveness of this offering was $6,178,000 or $2.54 per share of common stock. Pro forma net tangible book value per share is determined by dividing Bottomline's pro forma tangible net worth (tangible assets less liabilities) by the number of shares of common stock outstanding. After giving
effect to the sale of [    ] shares of common stock offered hereby at an
assumed public offering price of $[    ] per share and after deducting the
estimated underwriting discounts and commissions and offering expenses payable by Bottomline, the net tangible book value of Bottomline as of September 30,
1998 would have been $[    ] per share. This represents an immediate increase
in such net tangible book value of $[    ] per share to existing stockholders
and an immediate dilution of $[    ] per share to new investors purchasing
shares in this offering. If the public offering price is higher or lower, the dilution to the new investors will in turn be greater or less. The following table illustrates the per share dilution:

   Assumed public offering price per share.........................         $
     Pro forma net tangible book value per share as of September
       30, 1998....................................................  $ 2.54
     Increase per share attributable to this offering..............
                                                                     ------
   Net tangible book value per share after this offering...........
                                                                            ----
   Dilution per share to new investors.............................         $
                                                                            ====

  The following table summarizes, on a pro forma basis as of September 30, 1998, the total number of shares of common stock purchased from Bottomline, the total consideration paid and the average consideration paid per share by the existing stockholders and by the new investors based (for new investors) upon
an assumed public offering price of $[    ] per share (before deducting the
estimated underwriting discounts and commissions and offering expenses):

                              SHARES PURCHASED  TOTAL CONSIDERATION     AVERAGE
                              ----------------- -----------------------  PRICE
                              NUMBER(2) PERCENT   AMOUNT     PERCENT   PER SHARE
                              --------- ------- ------------ -------------------
Existing stockholders
  (1)(2)....................  2,428,709       % $  2,674,000         %   $1.10
New investors...............
                              ---------  -----  ------------  -------
  Total.....................             100.0% $               100.0%
                              =========  =====  ============  =======

--------
(1) Sales by the selling stockholders in this offering will reduce the number
    of shares held by existing stockholders to [    ], or approximately [    ]%
    of the total number of shares of common stock outstanding after this offering. Conversely, sales by the selling stockholders will increase the
    number of shares held by new investors to [    ], or approximately [    ]%
    of the total number of shares of common stock outstanding after this offering.
(2) Gives effect to the termination of redemption rights of the redeemable common stock upon the effectiveness of this offering.

                            SELECTED FINANCIAL DATA

  The following selected financial data are derived from the financial statements of Bottomline. The selected financial data as of June 30, 1997 and 1998 and for each of the three years in the period ended June 30, 1998 are derived from financial statements, which have been audited by Ernst and Young LLP, independent auditors, included elsewhere in this prospectus. The selected financial data as of June 30, 1994, 1995 and 1996 and for each of the two years in the period ended June 30, 1995 are derived from financial statements, which have been audited by Ernst and Young LLP, independent auditors, not included in this prospectus. The selected financial data as of September 30, 1998 and for the three months ended September 30, 1997 and 1998 are derived from unaudited financial statements, included elsewhere in this prospectus. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and the Notes thereto included elsewhere in this prospectus.

                                                                         THREE MONTHS
                                FISCAL YEAR ENDED JUNE 30,           ENDED SEPTEMBER 30,
                          -----------------------------------------  ---------------------
                           1994    1995    1996     1997     1998     1997       1998
                          ------- ------- -------  -------  -------  ------     ------
                                                                         (UNAUDITED)
                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
  DATA:
Revenues:
 Software licenses......  $ 3,337 $ 4,144 $ 4,689  $ 6,392  $ 9,887  $1,591     $ 3,477
 Service and
   maintenance..........    1,643   3,083   4,580    6,729    9,701   1,937       2,254
 Equipment and
   supplies.............    5,428   7,888   8,798    9,005    9,449   2,536       2,374
                          ------- ------- -------  -------  -------  ------     -------
  Total revenues........   10,408  15,115  18,067   22,126   29,037   6,064       8,105
Cost of revenues:
 Software licenses......       72      54      27      160      215      48         123
 Service and
   maintenance..........    1,030   1,790   2,655    4,206    4,261     851       1,106
 Equipment and
   supplies.............    3,138   5,215   5,361    6,410    6,526   1,648       1,682
                          ------- ------- -------  -------  -------  ------     -------
  Total cost of
    revenues............    4,240   7,059   8,043   10,776   11,002   2,547       2,911
                          ------- ------- -------  -------  -------  ------     -------
Gross profit............    6,168   8,056  10,024   11,350   18,035   3,517       5,194
Operating expenses:
 Sales and marketing....    2,728   3,716   4,190    6,631    7,675   1,557       2,242
 Product development and
   engineering..........      231     701   1,237    2,185    3,158     670         928
 General and
   administrative.......    1,755   2,405   3,044    4,266    4,372     932       1,277
                          ------- ------- -------  -------  -------  ------     -------
  Total operating
    expenses............    4,714   6,822   8,471   13,082   15,205   3,159       4,447
                          ------- ------- -------  -------  -------  ------     -------
Income (loss) from
  operations............    1,454   1,234   1,553   (1,732)   2,830     358         747
Interest income
  (expense), net........       11      12      (6)     (56)     (50)    (22)         15
                          ------- ------- -------  -------  -------  ------     -------
Income (loss) before
  provision (benefit)
  for income taxes and
  cumulative effect of
  change in accounting
  for income taxes......    1,465   1,246   1,547   (1,788)   2,780     336         762
Provision (benefit) for
  income taxes..........      577     471     664     (536)   1,177     142         305
Cumulative effect of
  change in accounting
  for income taxes......       36      --      --       --       --      --          --
                          ------- ------- -------  -------  -------  ------     -------
Net income (loss).......  $   924 $   775 $   883  $(1,252) $ 1,603  $  194     $   457
                          ======= ======= =======  =======  =======  ======     =======
Earnings (loss) per
  share available to
  common
  stockholders(1)(2)
 Basic..................  $  0.49 $  0.37 $  0.42  $ (0.68) $  0.71  $ 0.08     $  0.20
                          ======= ======= =======  =======  =======  ======     =======
 Diluted................  $  0.39 $  0.30 $  0.34  $ (0.68) $  0.61  $ 0.07     $  0.17
                          ======= ======= =======  =======  =======  ======     =======
Shares used in computing
earnings (loss) per
share available to
common stockholders(2):
 Basic..................    1,752   1,841   1,898    1,995    2,105   2,102       2,120
                          ======= ======= =======  =======  =======  ======     =======
 Diluted................    2,179   2,283   2,334    1,995    2,439   2,432       2,485
                          ======= ======= =======  =======  =======  ======     =======
                                         JUNE 30,                            SEPTEMBER 30,
                          -----------------------------------------          -------------
                           1994    1995    1996     1997     1998                1998
                          ------- ------- -------  -------  -------          -------------
                                                                              (UNAUDITED)
                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
  equivalents...........  $   910 $   632 $ 1,080  $   827  $ 1,362             $ 1,491
Working capital.........    1,323   2,027   3,123    2,476    3,884               4,127
Total assets............    4,130   7,394   9,144   10,481   11,301              12,084
Short-term and long-term
  debt..................       --     499     597    1,384       75                  50
Redeemable common stock,
  at redemption value...      973   1,061   1,148    1,246    1,353               1,381
Stockholders' equity....    1,222   2,183   3,708    2,680    4,368               4,797

--------
(1) Earnings (loss) per share available to common stockholders reflects the reduction from net income of accretion attributable to the redeemable common stock.
(2) Shares used in computing diluted earnings (loss) per share available to common stockholders reflect the dilutive effect of all redeemable common stock.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors including those set forth under "Risk Factors" and elsewhere in this prospectus. The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Financial Statements and Notes thereto appearing elsewhere in this prospectus.

OVERVIEW

  The Company is a leading provider of enterprise-wide payment solutions. In 1989, the Company released its first product, LaserCheck for DOS, to offer enterprises a cost-effective method to issue checks with specialized laser printers and toners, eliminating the need for pre-printed, negotiable check stock. In 1992, the Company entered into an arrangement with Xerox to sell an advanced laser printer and newly developed magnetic ink character recognition ("MICR") toners. Over the next few years, the Company became one of the largest re-sellers of Xerox Corporation MICR products, adapted its LaserCheck products to run on Windows 3.X and Windows 95 operating platforms and developed new check fraud avoidance software applications. In 1996, in order to expand its offerings to include an electronic-payment solution, the Company acquired CertiSoft Solutions, Inc. ("CertiSoft"), a developer of software applications that are designed exclusively to make secure electronic payments. In February 1997, the Company released its PayBase/32/ and PayBase/16/ software suites of fully integrated 32- and 16-bit modular software products that run on Windows 98 and Windows NT operating platforms and enable enterprises to control, manage and issue all payments across an enterprise. In March 1998, the Company was selected by the Federal Reserve System to develop financial electronic data interchange ("EDI") translation software for its 12,000 member financial institutions. Today, Bottomline's customer base includes over 2,000 customers in industries such as financial services, health care, communications, education, media, manufacturing and government.

  The Company's revenues are primarily derived from three sources: (i) software license fees, (ii) service and maintenance fees and (iii) equipment and supplies sales. The Company derives software license revenues primarily from PayBase software licenses fees, which are generally based on the number of software application and user licenses purchased. Fees from sales of software licenses are generally recognized upon delivery of the software to the customer, unless the Company has significant obligations remaining with respect to the software. The Company derives service and maintenance revenues from: (i) consulting, design and training fees which are fixed on a project-to-project basis and (ii) customer support and maintenance fees. Revenues related to consulting, design and service fees are recognized at the time services are rendered. Customer support and training fees are established as a percentage, typically 18% of the list price for the software license and are prepaid annually. Support and maintenance agreements generally have a term of 12 months and are renewable annually. The Company recognizes revenues related to customer support and maintenance fees ratably over the life of the agreement. The Company derives equipment and supply revenues from the sale of printers, MICR toners and check stock and are recognized at the time of delivery.

  The Company expects to continue making significant investments in product development and engineering in order to enhance its current products, develop new products and further advance its Internet and payment technologies. Future investments in product development and engineering will generally be related to the hiring of additional software engineering personnel.

  The continued investment in and expansion of the Company's direct sales force is an important part of the Company's strategy. The Company intends to add approximately 10 new sales professionals during fiscal year 1999. The Company also intends to continue to increase the promotion of its products and services through conferences, seminars, direct marketing and trade publications, as well as through relationships with enterprise resource planning and accounting system vendors, such as Oracle and SAP, and implementation consultants.

In addition, the Company expects to increase its system engineering and sales support personnel located in its existing field sales offices in San Francisco, California; Chicago, Illinois; Englewood, Colorado; and New York, New York and to open additional field sales offices in other major cities.

  The Company records software development costs in accordance with Financial Accounting Standards Board ("FASB") Statement No. 86. The Company has not had any software development costs that were capitalized during the last fiscal year and does not currently have any software development costs that are being capitalized.

  In October 1997, the Accounting Standards Executive Committee ("ACSEC") of the American Institute of Certified Public Accountants issued Statement of Position No. 97-2 "Software Revenue Recognition" ("SOP 97-2"), which the Company adopted on July 1, 1998. The Company believes that SOP 97-2 will not have a material impact on its future operating results.

RECENT DEVELOPMENT

  In October 1998, the Company entered into a working agreement with Arthur Andersen LLP. Under the working agreement, Arthur Andersen LLP will work with the Company to introduce the Company's PayBase/32/ solution to enterprises that would likely benefit from anticipated cost efficiencies and enhanced internal controls realized from PayBase/32/. The Company plans to utilize the enterprise consulting experience of Arthur Andersen LLP to demonstrate to the users of the Company's departmental payment products the benefits of migrating to the Company's PayBase/32/ enterprise-wide payment solution. In October 1998, Arthur Andersen LLP also made an investment in the Company's common stock.

RESULTS OF OPERATIONS

  The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

                                                                THREE MONTHS
                                                                    ENDED
                                 FISCAL YEAR ENDED JUNE 30,     SEPTEMBER 30,
                                 --------------------------     -------------
                                   1996      1997       1998     1997    1998
                                 --------  --------   --------  ------  ------
Revenues:
 Software licenses.............      25.9%     28.9%      34.0%   26.3%   42.9%
 Service and maintenance.......      25.4      30.4       33.4    31.9    27.8
 Equipment and supplies........      48.7      40.7       32.6    41.8    29.3
                                 --------  --------   --------  ------  ------
  Total revenues...............     100.0     100.0      100.0   100.0   100.0
Cost of revenues:
 Software licenses.............       0.1       0.7        0.7     0.8     1.5
 Service and maintenance.......      14.7      19.0       14.7    14.0    13.6
 Equipment and supplies........      29.7      29.0       22.5    27.2    20.8
                                 --------  --------   --------  ------  ------
  Total cost of revenues.......      44.5      48.7       37.9    42.0    35.9
                                 --------  --------   --------  ------  ------
Gross profit                         55.5      51.3       62.1    58.0    64.1
Operating expenses:
 Sales and marketing...........      23.2      29.9       26.4    25.7    27.7
 Product development and
   engineering.................       6.9       9.9       10.9    11.0    11.4
 General and administrative....      16.8      19.3       15.1    15.4    15.8
                                 --------  --------   --------  ------  ------
  Total operating expenses.....      46.9      59.1       52.4    52.1    54.9
                                 --------  --------   --------  ------  ------
Income (loss) from operations..       8.6      (7.8)       9.7     5.9     9.2
Interest income (expense),
  net..........................        --      (0.3)      (0.1)   (0.4)    0.2
                                 --------  --------   --------  ------  ------
Income (loss) before provision
  (benefit) for income taxes...       8.6      (8.1)       9.6     5.5     9.4
Provision (benefit) for income
  taxes........................       3.7      (2.4)       4.1     2.3     3.8
                                 --------  --------   --------  ------  ------
Net income (loss)..............       4.9%     (5.7)%      5.5%    3.2%    5.6%
                                 ========  ========   ========  ======  ======

FISCAL QUARTER ENDED SEPTEMBER 30, 1998 COMPARED TO FISCAL QUARTER ENDED SEPTEMBER 30, 1997

 Revenues

  Total revenues increased by $2.0 million to $8.1 million in the fiscal quarter ended September 30, 1998 from $6.1 million in the fiscal quarter ended September 30, 1997, an increase of 33%.

  Software Licenses. Software license fees increased by $1.9 million to $3.5 million in the fiscal quarter ended September 30, 1998 from $1.6 million in the fiscal quarter ended September 30, 1997, an increase of 119%. Software licenses fees represented 43% of total revenues in the fiscal quarter ended September 30, 1998 compared to 26% of total revenues for the fiscal quarter ended September 30, 1997. The increase in software license fees was due primarily to growing market acceptance of PayBase/32/ and the delivery of software to the Federal Reserve System.

  Service and Maintenance. Service and maintenance fees increased by $300,000 to $2.2 million in the fiscal quarter ended September 30, 1998 from $1.9 million in the fiscal quarter ended September 30, 1997, an increase of 16%. Service and maintenance fees represented 27% of total revenues in the fiscal quarter ended September 30, 1998 compared to 31% of total revenues in the fiscal quarter ended September 30, 1997. The increase in service and maintenance fees was due primarily to an increase in the number of sales of software licenses, which resulted in increased orders for services and sales of software maintenance and technical support.

  Equipment and Supplies. Equipment and supplies sales decreased by $200,000 to $2.4 million in the fiscal quarter ended September 30, 1998 from $2.6 million in the fiscal quarter ended September 30, 1997, a decrease of 8%. Equipment and supplies sales represented 30% of total revenues in the fiscal quarter ended September 30, 1998 compared to 43% of total revenues in the fiscal quarter ended September 30, 1997. The decrease in equipment and supplies sales was due primarily to a reduction in sales of printer accessories.

 Cost of Revenues

  Software Licenses. Software license costs consist of expenses incurred by the Company to manufacture, package and distribute its software products and related documentation and costs of licensing third-party software incorporated into its products. Software license costs increased by $75,000 to $123,000 in the fiscal quarter ended September 30, 1998 from $48,000 in the fiscal quarter ended September 30, 1997, an increase of 156%. Software license costs were 4% of software revenues in the fiscal quarter ended September 30, 1998 compared to 3% of software revenues in the fiscal quarter ended September 30, 1997. The increase in software license costs was due primarily to royalty payments made in connection with the software delivered to the Federal Reserve System.

  Service and Maintenance. Service and maintenance costs include salary expense and other related costs for the Company's customer service, maintenance and telephone support staffs, as well as third-party contractor expenses. Service and maintenance costs increased by $249,000 to $1.1 million in the fiscal quarter ended September 30, 1998 from $851,000 in the fiscal quarter ended September 30, 1997, an increase of 29%. Service and maintenance costs were 50% of service and maintenance revenues in the fiscal quarter ended September 30, 1998 compared to 45% of service and maintenance revenues in the fiscal quarter ended September 30, 1997.

  Equipment and Supplies. Equipment and supplies costs increased by $100,000 to $1.7 million in the fiscal quarter ended September 30, 1998 from $1.6 million in the fiscal quarter ended September 30, 1997, an increase of 6%. Equipment and supplies costs were 71% of equipment and supply revenues in the fiscal quarter ended September 30, 1998 compared to 62% of equipment and supplies sales in the fiscal quarter ended September 30, 1997.

 Operating Expenses

  Sales and Marketing. Sales and marketing expenses consist primarily of salaries and other related costs for sales and marketing personnel, sales commissions, travel, public relations and marketing materials and trade shows. Sales and marketing expenses increased by $600,000 to $2.2 million in the fiscal quarter ended September 30, 1998 from $1.6 million in the fiscal quarter ended September 30, 1997, an increase of 38%. Sales and marketing expenses were 27% of total revenues in the fiscal quarter ended September 30, 1998 compared to 26% of total revenues in the fiscal quarter ended September 30, 1997. The dollar increase was due primarily to increases in staffing.

  Product Development and Engineering. Product development and engineering expenses consist primarily of personnel costs to support product development. Product development and engineering expenses increased by $258,000 to $928,000 in the fiscal quarter ended September 30, 1998 from $670,000 in the fiscal quarter ended September 30, 1997, an increase of 39%. Product development and engineering expenses remained constant at 11% of total revenues in the fiscal quarters ended September 30, 1998 and September 30, 1997. The dollar increase was due primarily to increases in staffing.

  General and Administrative. General and administrative expenses consist primarily of salaries and other related costs for operations and finance employees, legal and accounting services and certain facilities-related expenses. General and administrative expenses increased by $368,000 to $1.3 million in the fiscal quarter ended September 30, 1998 from $932,000 in the fiscal quarter ended September 30, 1997, an increase of 39%. General and administrative expenses were 16% of total revenues in the fiscal quarter ended September 30, 1998 compared to 15% of total revenues in the fiscal quarter ended September 30, 1997. The increase was due primarily to increased personnel, facility and information system expenses necessary to support the Company's expanding operations.

  Interest Income (Expense), Net. Interest income (expense), net consists of interest income and interest expense. Interest income (expense), net increased by $37,000 to $15,000 in the fiscal quarter ended September 30, 1998 from ($22,000) in the fiscal quarter ended September 30, 1997. The increase was due to lower average balances outstanding under the Company's revolving credit agreement and higher cash balances on hand.

  Provision (Benefit) for Income Taxes. The provision (benefit) for income taxes increased by $163,000 to $305,000 in the fiscal quarter ended September 30, 1998 from $142,000 in the fiscal quarter ended September 30, 1997. The effective tax rate in the fiscal quarter ended September 30, 1998 was 40% compared to 42% in the fiscal quarter ended September 30, 1997. The effective tax rates in the fiscal quarters ended September 30, 1998 and September 30, 1997 differed from the federal statutory rate due principally to the effect of state income taxes.

  Net Income. Net income increased by $263,000 to $457,000 in the fiscal quarter ended September 30, 1998 from $194,000 in the fiscal quarter ended September 30, 1997.

FISCAL YEAR ENDED JUNE 30, 1998 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1997

 Revenues

  Total revenues increased by $6.9 million to $29.0 million in the fiscal year ended June 30, 1998 from $22.1 million in the fiscal year ended June 30, 1997, an increase of 31%. The increase was primarily attributable to the addition of new clients to the Company's customer base, resulting in substantial growth in software license fees and related services and maintenance fees.

  Software Licenses. Software license fees increased by $3.5 million to $9.9 million in the fiscal year ended June 30, 1998 from $6.4 million in the fiscal year ended June 30, 1997, an increase of 55%. Software licenses fees represented 34% of total revenues in the fiscal year ended June 30, 1998 compared to 29% of total revenues in the fiscal year ended June 30, 1997. The increase in software license fees was due primarily to a higher average license price and an increase in the number of customers as a result of growing market acceptance of PayBase/32/, which the Company released in February 1997.

  Service and Maintenance. Service and maintenance fees increased by $3.0 million to $9.7 million in the fiscal year ended June 30, 1998 from $6.7 million in the fiscal year ended June 30, 1997, an increase of 45%. Service and maintenance fees represented 33% of total revenues in the fiscal year ended June 30, 1998 compared to 30% of total revenues in the fiscal year ended June 30, 1997. The increase in service and maintenance fees was due primarily to an increase in the number of customers and sales of software licenses, which resulted in increased orders for services and sales of software maintenance and technical support.

  Equipment and Supplies. Equipment and supplies sales increased by $400,000 to $9.4 million in the fiscal year ended June 30, 1998 from $9.0 million in the fiscal year ended June 30, 1997, an increase of 4%. Equipment and supplies sales represented 33% of total revenues in the fiscal year ended June 30, 1998 compared to 41% of total revenues in the fiscal year ended June 30, 1997. The increase in equipment and supplies sales was due primarily to increased sales of MICR toners and check stock.

 Cost of Revenues

  Software Licenses. Software license costs increased by $55,000 to $215,000 in the fiscal year ended June 30, 1998 from $160,000 in the fiscal year ended June 30, 1997, an increase of 34%. Software license costs were 2% of software revenues in the fiscal year ended June 30, 1998 compared to 3% of software revenues in the fiscal year ended June 30, 1997.

  Service and Maintenance. Service and maintenance costs increased by $100,000 to $4.3 million in the fiscal year ended June 30, 1998 from $4.2 million in the fiscal year ended June 30, 1997, an increase of 2%. Service and maintenance costs were 44% of service and maintenance revenues in the fiscal year ended June 30, 1998 compared to 63% of service and maintenance revenues in the fiscal year ended June 30, 1997. Service and maintenance costs as a percentage of service and maintenance revenues were significantly higher in the fiscal year ended June 30, 1997 as a result of increased maintenance costs and charges incurred in fiscal year 1997 by the Company due to a problem with a third-party printer that the Company had been reselling.

  Equipment and Supplies. Equipment and supplies costs increased by $100,000 to $6.5 million in the fiscal year ended June 30, 1998 from $6.4 million in the fiscal year ended June 30, 1997, an increase of 2%. Equipment and supplies costs were 69% of equipment and supplies sales in the fiscal year ended June 30, 1998 compared to 71% in the fiscal year ended June 30, 1997. The decrease in equipment and supplies costs as a percentage of equipment and supplies sales was due primarily to a higher provision for inventory obsolescence recognized during fiscal year 1997 related to a third-party printer that the Company had been reselling.

 Operating Expenses

  Sales and Marketing. Sales and marketing expenses increased by $1.1 million to $7.7 million in the fiscal year ended June 30, 1998 from $6.6 million in the fiscal year ended June 30, 1997, an increase of 17%. Sales and marketing expenses were 26% of total revenues in the fiscal year ended June 30, 1998 compared to 30% of total revenues in the fiscal year ended June 30, 1997. The dollar increase was due primarily to an increase in sales and marketing personnel and increased marketing expenditures relating to the introduction of PayBase/32/.

  Product Development and Engineering. Product development and engineering expenses increased by $1.0 million to $3.2 million in the fiscal year ended June 30, 1998 from $2.2 million in the fiscal year ended June 30, 1997, an increase of 45%. Product development and engineering expenses were 11% of total revenues in the fiscal year ended June 30, 1998 compared to 10% of total revenues in the fiscal year ended June 30, 1997. The dollar increase was due primarily to the hiring of additional personnel to develop new software products.

  General and Administrative. General and administrative expenses increased by $100,000 to $4.4 million in the fiscal year ended June 30, 1998 from $4.3 million in the fiscal year ended June 30, 1997, an increase of 2%. General and administrative expenses were 15% of total revenues in the fiscal year ended June 30, 1998 compared to 19% of total revenues in the fiscal year ended June 30, 1997. The dollar increase was due primarily to increased personnel and facility expenses necessary to support the Company's expanding operations.

  Interest Income (Expense), Net. Interest income (expense), net decreased by $6,000 to ($50,000) in the fiscal year ended June 30, 1998 from ($56,000) in the fiscal year ended June 30, 1997. The decrease was due to lower prevailing interest rates and lower borrowings in fiscal year 1998 compared to fiscal year 1997.

  Provision (Benefit) for Income Taxes. The provision (benefit) for income taxes increased by $1.7 million to $1.2 million in the fiscal year ended June 30, 1998 from ($536,000) in the fiscal year ended June 30, 1997. The effective tax rate in the fiscal year ended June 30, 1998 was 42% compared to (30.0%) in the fiscal year ended June 30, 1997. The effective tax rate in the fiscal year ended June 30, 1998 differed from the federal statutory rate due principally to the effect of state income taxes and reduced levels of available research and development credits. The effective tax rate in the fiscal year ended June 30, 1997 differed from the federal statutory rate due principally to the effect of non-deductible expenses associated principally with the Company's CertiSoft acquisition, which were offset partially by research and development credits.

  Net Income (Loss). Net income (loss) increased by $2.9 million to $1.6 million in the fiscal year ended June 30, 1998 from ($1.3) million in the fiscal year ended June 30, 1997.

FISCAL YEAR ENDED JUNE 30, 1997 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1996

 Revenues

  Total revenues increased by $4.0 million to $22.1 million in the fiscal year ended June 30, 1997 from $18.1 million in the fiscal year ended June 30, 1996, an increase of 22%. This increase was primarily attributable to the addition of new clients to the Company's customer base, resulting in substantial growth in software license fees and related services and maintenance fees. Revenues were adversely affected in fiscal year 1997 due to a problem with a third-party printer that the Company had been reselling.

  Software Licenses. Software license fees increased by $1.7 million to $6.4 million in the fiscal year ended June 30, 1997 from $4.7 million in the fiscal year ended June 30, 1996, an increase of 36%. Software license fees represented 29% of total revenues in the fiscal year ended June 30, 1997 compared to 26% of total revenues in the fiscal year ended June 30, 1996. The increase in software license fees was due primarily to a higher average license price, an increase in customers as a result of growing market acceptance of LaserCheck and the Company's introduction of PayBase. Software license fees were adversely affected in fiscal year 1997 due to a decrease in orders from both new and existing customers as a result of a problem with a third-party printer that the Company had been reselling, which reduced sales productivity.

  Service and Maintenance. Service and maintenance fees increased by $2.1 million to $6.7 million in the fiscal year ended June 30, 1997 from $4.6 million in the fiscal year ended June 30, 1996, an increase of 46%. Service and maintenance fees represented 30% of total revenues in the fiscal year ended June 30, 1997 compared to 25% of total revenues in the fiscal year ended June 30, 1996. The increase in service and maintenance fees was due primarily to an increase in the number of customers and sales of software licenses, which resulted in increased orders for professional services and sales of software maintenance and technical support.

  Equipment and Supplies. Equipment and supplies sales increased by $200,000 to $9.0 million in the fiscal year ended June 30, 1997 from $8.8 million in the fiscal year ended June 30, 1996, an increase of 2%. Equipment and supplies sales represented 41% of total revenues in the fiscal year ended June 30, 1997 compared to 49% of total revenues in the fiscal year ended June 30, 1996. The increase in equipment and supplies sales was due primarily to increased sales of MICR toners and check stock.

 Cost of Revenues

  Software Licenses. Software license costs increased by $133,000 to $160,000 in the fiscal year ended June 30, 1997 from $27,000 in the fiscal year ended June 30, 1996, an increase of 493%. Software license costs represented 3% of software license revenues in the fiscal year ended June 30, 1997 compared to 1% of software license revenues in the fiscal year ended June 30, 1996. Software license costs increased primarily because the Company converted from diskette to CD-ROM media for packaging its software.

  Service and Maintenance. Service and maintenance costs increased by $1.5 million to $4.2 million in the fiscal year ended June 30, 1997 from $2.7 million in the fiscal year ended June 30, 1996, an increase of 56%. Service and maintenance costs represented 63% of service and maintenance revenues in the fiscal year ended June 30, 1997 compared to 58% of service and maintenance revenues in the fiscal year ended June 30, 1996. The increase was primarily due to expansion of the Company's customer services organization and higher than expected charges incurred in fiscal year 1997 by the Company related to a problem with a third-party printer that the Company had been reselling.

  Equipment and Supplies. Equipment and supplies costs increased by $1.0 million to $6.4 million in the fiscal year ended June 30, 1997 from $5.4 million in the fiscal year ended June 30, 1996, an increase of 19%. Equipment and supplies costs represented 71% of equipment and supplies sales in the fiscal year ended June 30, 1997 compared to 61% of equipment and supplies sales in the fiscal year ended June 30, 1996. This increase was due primarily to inventory write-offs and higher provisions for printer inventory obsolescence recognized during fiscal year 1997 due to a problem with a third-party printer that the Company had been reselling.

 Operating Expenses

  Sales and Marketing. Sales and marketing expenses increased by $2.4 million to $6.6 million in the fiscal year ended June 30, 1997 from $4.2 million in the fiscal year ended June 30, 1996, an increase of 57%. Sales and marketing expenses represented 30% of total revenues in the fiscal year ended June 30, 1997 compared to 23% of total revenues in the fiscal year ended June 30, 1996. The increase was due to a significant increase in sales and marketing personnel and increased marketing program expenditures to launch PayBase products and to increased sales of the Company's LaserCheck software.

  Product Development and Engineering. Product development and engineering expenses increased by $1.0 million to $2.2 million in the fiscal year ended June 30, 1997 from $1.2 million in the fiscal year ended

June 30, 1996, an increase of 83%. Product development and engineering expenses represented 10% of total revenues in the fiscal year ended June 30, 1997 compared to 7% of total revenues in the fiscal year ended June 30, 1996. The increase was due primarily to additional amortization of certain acquired software costs charged to operations and increases in staffing to support development of PayBase.

  General and Administrative. General and administrative expenses increased by $1.3 million to $4.3 million in the fiscal year ended June 30, 1997 from $3.0 million in the fiscal year ended June 30, 1996, an increase of 43%. General and administrative expenses represented 19% of total revenues in the fiscal year ended June 30, 1997 compared to 17% of total revenues in the fiscal year ended June 30, 1996. The increase was due to increased personnel and facility expenses necessary to support the Company's expanding operations and to complete the conversion to a new accounting system.

  Interest Income (Expense), Net. Interest income (expense), net increased by $50,000 to ($56,000) in the fiscal year ended June 30, 1997 from ($6,000) in the fiscal year ended June 30, 1996, an increase of 833%. The increase was due primarily to increased borrowings under the Company's revolving credit agreement in fiscal year 1997.

  Provision (Benefit) for Income Taxes. The provision (benefit) for income taxes decreased by $1.2 million to ($536,000) in the fiscal year ended June 30, 1997 from $664,000 in the fiscal year ended June 30, 1996. The effective tax rate in the fiscal year ended June 30, 1997 was (30%) compared to 43% in the fiscal year ended June 30, 1996. The effective tax rate in the fiscal year ended June 30, 1997 differed from the federal statutory rate due principally to non-deductible expenses associated with the Company's CertiSoft acquisition and research and development tax credits. The effective tax rate in the fiscal year ended June 30, 1996 differed from the federal statutory rate due principally to the effect of state income taxes and non-deductible expenses associated with the Company's CertiSoft acquisition.

  Net Income (Loss). Net income (loss) decreased by $2.2 million to ($1.3) million in the fiscal year ended June 30, 1997 from $883,000 in the fiscal year ended June 30, 1996.

SELECTED QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain unaudited quarterly results of operations of Bottomline for each of the nine quarters ended September 30, 1998. In management's opinion, this unaudited information has been prepared on the same basis as the audited Financial Statements appearing elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the unaudited quarterly results when read in conjunction with the audited Financial Statements and Notes thereto included elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of future results of operations.

                                                          THREE MONTHS ENDED
                          -----------------------------------------------------------------------------------
                          SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30,
                            1996      1996     1997     1997     1997      1997     1998     1998     1998
                          --------- -------- -------- -------- --------- -------- -------- -------- ---------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
 Software licenses......   $1,415    $1,510   $1,458   $2,009   $1,591    $2,844   $2,506   $2,946   $3,477
 Service and
   maintenance..........    1,340     1,716    1,788    1,885    1,937     2,534    2,280    2,950    2,254
 Equipment and
   supplies.............    2,041     2,426    2,244    2,294    2,536     2,106    2,675    2,132    2,374
                           ------    ------   ------   ------   ------    ------   ------   ------   ------
  Total revenues........    4,796     5,652    5,490    6,188    6,064     7,484    7,461    8,028    8,105
Cost of revenues:
 Software licenses......       36        44       30       50       48        70       44       53      123
 Service and
   maintenance..........      892     1,251    1,015    1,048      851     1,178    1,060    1,172    1,106
 Equipment and
   supplies.............    1,380     1,904    1,546    1,580    1,648     1,528    1,828    1,522    1,682
                           ------    ------   ------   ------   ------    ------   ------   ------   ------
  Total cost of
    revenues............    2,308     3,199    2,591    2,678    2,547     2,776    2,932    2,747    2,911
                           ------    ------   ------   ------   ------    ------   ------   ------   ------
Gross profit............    2,488     2,453    2,899    3,510    3,517     4,708    4,529    5,281    5,194
Operating expenses:
 Sales and marketing....    1,338     1,594    1,665    2,034    1,557     2,033    1,879    2,206    2,242
 Product development and
   engineering..........      408       338      501      938      670       822      811      855      928
 General and
   administrative.......    1,026     1,123    1,036    1,081      932     1,074    1,152    1,214    1,277
                           ------    ------   ------   ------   ------    ------   ------   ------   ------
  Total operating
    expenses............    2,772     3,055    3,202    4,053    3,159     3,929    3,842    4,275    4,447
                           ------    ------   ------   ------   ------    ------   ------   ------   ------
Income (loss) from
  operations............     (284)     (602)    (303)    (543)     358       779      687    1,006      747
Interest income
  (expense), net........        7       (24)     (34)      (5)     (22)      (28)     (10)      10       15
                           ------    ------   ------   ------   ------    ------   ------   ------   ------
Income (loss) before
  provision (benefit)
  for income taxes......     (277)     (626)    (337)    (548)     336       751      677    1,016      762
Provision (benefit) for
  income taxes..........     (109)     (247)    (133)     (47)     142       318      287      430      305
                           ------    ------   ------   ------   ------    ------   ------   ------   ------
Net income (loss).......   $ (168)   $ (379)  $ (204)  $ (501)  $  194    $  433   $  390   $  586   $  457
                           ======    ======   ======   ======   ======    ======   ======   ======   ======
Earnings (loss) per
  share
 available to common
 stockholders(1)(2):
 Basic..................   $(0.10)   $(0.20)  $(0.12)  $(0.25)  $ 0.08    $ 0.19   $ 0.17   $ 0.27   $ 0.20
                           ======    ======   ======   ======   ======    ======   ======   ======   ======
 Diluted................   $(0.10)   $(0.20)  $(0.12)  $(0.25)  $ 0.07    $ 0.17   $ 0.15   $ 0.23   $ 0.17
                           ======    ======   ======   ======   ======    ======   ======   ======   ======
Shares used in computing
  earnings
 (loss) per share
   available to
 common stockholders(2):
 Basic..................    1,957     1,968    1,969    2,087    2,102     2,102    2,104    2,110    2,120
                           ======    ======   ======   ======   ======    ======   ======   ======   ======
 Diluted................    1,957     1,968    1,969    2,087    2,432     2,435    2,436    2,454    2,485
                           ======    ======   ======   ======   ======    ======   ======   ======   ======

--------
(1) Earnings (loss) per share available to common stockholders reflects the reduction from net income of accretion attributable to the redeemable common stock.

(2) Shares used in computing diluted earnings (loss) per share available to common stockholders reflect the dilutive effect of all redeemable common stock.

  The following table sets forth unaudited quarterly results of operations as a percentage of revenues for each of the nine quarters ended September 30, 1998.


                                                          THREE MONTHS ENDED
                          --------------------------------------------------------------------------------------
                          SEPT. 30, DEC. 31,  MAR. 30,  JUNE 30,  SEPT. 30, DEC. 31, MAR. 30, JUNE 30, SEPT. 30,
                            1996      1996      1997      1997      1997      1997     1998     1998     1998
                          --------- --------  --------  --------  --------- -------- -------- -------- ---------
Revenues:
 Software licenses......     29.5%    26.7%     26.5%     32.5%      26.3%    38.0%    33.6%    36.7%     42.9%
 Service and
   maintenance..........     27.9     30.4      32.6      30.4       31.9     33.9     30.5     36.7      27.8
 Equipment and
   supplies.............     42.6     42.9      40.9      37.1       41.8     28.1     35.9     26.6      29.3
                            -----    -----     -----     -----      -----    -----    -----    -----     -----
  Total revenues........    100.0    100.0     100.0     100.0      100.0    100.0    100.0    100.0     100.0
Cost of revenues:
 Software licenses......      0.7      0.8       0.5       0.8        0.8      0.9      0.6      0.6       1.5
 Service and
   maintenance..........     18.6     22.1      18.5      17.0       14.0     15.8     14.2     14.6      13.6
 Equipment and supplies
   .....................     28.8     33.7      28.2      25.5       27.2     20.4     24.5     19.0      20.8
                            -----    -----     -----     -----      -----    -----    -----    -----     -----
  Total cost of
    revenues............     48.1     56.6      47.2      43.3       42.0     37.1     39.3     34.2      35.9
                            -----    -----     -----     -----      -----    -----    -----    -----     -----
Gross profit............     51.9     43.4      52.8      56.7       58.0     62.9     60.7     65.8      64.1
Operating expenses:
 Sales and marketing....     27.9     28.2      30.3      32.9       25.7     27.2     25.2     27.5      27.7
 Product development and
   engineering..........      8.5      6.0       9.1      15.1       11.0     11.0     10.9     10.7      11.4
 General and
   administrative.......     21.4     19.9      18.9      17.5       15.4     14.3     15.4     15.0      15.8
                            -----    -----     -----     -----      -----    -----    -----    -----     -----
  Total operating
    expenses............     57.8     54.1      58.3      65.5       52.1     52.5     51.5     53.2      54.9
                            -----    -----     -----     -----      -----    -----    -----    -----     -----
Income (loss) from
  operations............     (5.9)   (10.7)     (5.5)     (8.8)       5.9     10.4      9.2     12.6       9.2
Interest income
  (expense), net........      0.1     (0.4)     (0.6)     (0.1)      (0.4)    (0.4)    (0.1)     0.1       0.2
                            -----    -----     -----     -----      -----    -----    -----    -----     -----
Income (loss) before
  provision (benefit)
  for income taxes......     (5.8)   (11.1)     (6.1)     (8.9)       5.5     10.0      9.1     12.7       9.4
Provision (benefit) for
  income taxes..........     (2.3)    (4.4)     (2.4)     (0.8)       2.3      4.2      3.9      5.4       3.8
                            -----    -----     -----     -----      -----    -----    -----    -----     -----
Net income (loss).......     (3.5)%   (6.7)%    (3.7)%    (8.1)%      3.2%     5.8%     5.2%     7.3%      5.6%
                            =====    =====     =====     =====      =====    =====    =====    =====     =====

 Revenues

  The Company has experienced year-to-year growth with seasonal fluctuations in revenues and earnings. During the Company's second fiscal quarter ended December 31, revenues have typically increased as customers on a calendar-based fiscal year completed their capital spending plans. During the Company's third fiscal quarter ended March 31, revenues have typically declined as customers focus internal resources on statutory and regulatory reporting requirements. The Company's fourth fiscal quarter ended June 30, generally has the largest revenues as customers complete projects before summer, when activity in many corporate financial departments tends to slow, which can result in a difference between fourth and first quarter revenues.

  Revenues decreased by $100,000 to $6.1 million during the fiscal quarter ended September 30, 1997 from $6.2 million during the fiscal quarter ended June 30, 1997. The decrease was consistent with seasonal trends for revenues. Equipment and supplies sales increased by $200,000 to $2.5 million during the fiscal quarter ended September 30, 1997 from $2.3 million during the fiscal quarter ended June 30, 1997. The increase was due primarily to orders for new third-party printers and related toners. Equipment and supplies sales as a percent of total revenues decreased in subsequent quarters as printer orders stabilized.

 Cost of Revenues

  During the four quarters of fiscal year 1997, the Company experienced a significant problem with a third-party printer it had been reselling. The printer problem had a material adverse effect on operating results, including:
(i) increased customer support expenses incurred in receiving, investigating and responding to printer-related issues, (ii) increased service, maintenance and supply expenses incurred in repairing and, in some cases, replacing the defective printers, (iii) a decrease in orders from both new and existing customers as printer problems adversely affected sales productivity and (iv) inventory write-offs of $217,000 related to the defective printers. The Company has since established a product qualification process and periodic quality inspections. In addition, the Company has revised and enhanced its quality assurance programs.

 Operating Expenses

  Sales and marketing expenses increased by $300,000 to $2.0 million in the fiscal quarter ended June 30, 1997 from $1.7 million in the fiscal quarter ended March 31, 1997. The increase was due primarily to commission expenses generated from increased sales of PayBase and related services, which had a higher average commission payment rate. Additionally, marketing expenses increased as the Company promoted a new third-party laser printer.

  Product development and engineering expenses increased by $437,000 to $938,000 in the fiscal quarter ended June 30, 1997 from $501,000 in the fiscal quarter ended March 31, 1997. The increase was due primarily to additional amortization of certain acquired software costs charged to operations.

  Sales and marketing expenses increased by $400,000 to $2.0 million in the fiscal quarter ended December 31, 1997 from $1.6 million in the fiscal quarter ended September 30, 1997. The increase was due primarily to commission expenses generated from increased sales of PayBase and related professional services, which carried higher commission payment rates.

  In addition to seasonal fluctuations, the Company's quarterly results of operations may be subject to significant fluctuations due to several factors, including the size, timing and number of customer orders; product and price competition; the loss of key employees and the time required to train new hires, particularly sales and engineering personnel; timing of new product introductions and enhancements; sales, implementation and budget cycles of the Company's customers; the number of business days in a particular period; market acceptance of new products or product enhancements by either the Company or its competitors; the incurrence of costs relating to possible acquisitions of technology or businesses; the Company's ability to address new and related market opportunities; the mix of license and maintenance revenue in any period; general economic conditions; and other factors. The Company anticipates that its operating expenses will continue to increase significantly. If the Company's sales in any quarter do not increase correspondingly, the Company's results of operations for that quarter would be materially adversely affected. For the foregoing reasons, the Company believes that quarter-to-quarter comparisons of the Company's results of operations are not necessarily meaningful and that the Company's results of operations in any particular quarter should not be relied upon as necessarily indicative of future performance. Moreover, for the foregoing reasons, there can be no assurance that the profitability attained in the last fiscal year will continue.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its operations primarily from cash provided by operating activities, the sale of common stock and bank credit facilities for leasehold improvements and working capital. The Company had net working capital of $4.1 million at September 30, 1998, including cash and cash equivalents totaling $1.5 million.

  Net cash provided by operating activities was $588,000 in the fiscal quarter ended September 30, 1998. Net cash provided by operating activities during the fiscal quarter ended September 30, 1998 was primarily the result of net income and increases in accounts payable and accrued expenses, partially offset by increases in accounts receivable and prepaid expenses. Net cash provided by (used in) operating activities was $2.6 million in the fiscal year ended June 30, 1998, ($668,000) in the fiscal year ended June 30, 1997 and $820,000 in the fiscal year ended June 30, 1996. Net cash provided by operating activities during the fiscal year ended June 30, 1998 and the fiscal year ended June 30, 1996 was primarily the result of net income and increases in deferred revenues partially offset by increases in accounts receivable. During the fiscal year ended June 30, 1997, net cash used in operations was primarily the result of net losses, an increase in accounts receivable and refundable income taxes partially offset by increases in deferred revenues, accounts payable and accrued expenses.

  Net cash used in investing activities was $434,000 in the fiscal quarter ended September 30, 1998. Cash was used during this period to acquire computer equipment and software for internal use. Net cash used in investing activities was $993,000 in the fiscal year ended June 30, 1998, $694,000 in the fiscal year ended June 30, 1997 and $469,000 in the fiscal year ended June 30, 1996. Cash was used during these periods to acquire property and equipment and for software development costs. The Company currently has no significant capital spending or purchase commitments, but expects to continue to engage in capital spending in the ordinary course of business. During fiscal year 1998, the Company expensed as incurred all software development costs.

  Net cash provided by (used in) financing activities was ($1.1) million in the fiscal year ended June 30, 1998, $1.1 million in the fiscal year ended June 30, 1997 and $98,000 in the fiscal year ended June 30, 1996. Net cash used in financing activities during the fiscal year ended June 30, 1998 primarily represented repayment of indebtedness. Net cash provided by financing activities during the fiscal year ended June 30, 1997 primarily represented borrowings under the Company's revolving credit agreement.

  In December 1997, the Company renewed its revolving credit agreement with a bank which provides for borrowings of up to $4.0 million. Borrowings under the Company's revolving credit agreement bear interest at the bank's prime rate, are due on demand and are secured by substantially all of the Company's assets. As of September 30, 1998, the Company had no outstanding balances under its revolving credit agreement, which expires on December 30, 1998.

  The Company believes that the proceeds generated by the sale of common stock by the Company in this offering, cash generated from operations and cash and cash equivalents on hand, will be sufficient to meet the Company's working capital requirements for the foreseeable future.

YEAR 2000 CONSIDERATIONS

  The Company has assessed its internal systems and its currently supported products, including tools, equipment and software provided by others, for possible problems in processing, reporting, displaying, functioning with and otherwise handling date data containing the year 2000 and beyond. The Company is in the process of formulating contingency plans in the event that it is unsuccessful in implementing its plans to make all of its systems, facilities and currently supported products Year 2000 ready. The Company believes that all of its products installed after February 1997 were Year 2000 ready at the time of installation. The Company has expensed amounts incurred as of June 30, 1998 to make its products Year 2000 ready. Such amounts have not been material. The additional costs to make all such remaining systems and products Year 2000 ready by mid-1999 will be expensed as incurred and are not expected to be material.

  Notwithstanding Bottomline's efforts, any of its internal systems and facilities and any of the products the Company supplies to customers could have undetected Year 2000 problems. In addition, customers using previous generations of Bottomline's products may assert claims against the Company because of the failure of its products to meet Year 2000 requirements. Any failure by the Company to make Year 2000 ready its internal systems and facilities could cause significant operational problems for the Company. Further, Bottomline's failure to timely provide adequate resources to correct identified Year 2000 problems in its currently supported products could result in claims by or liability to customers, which may have a material adverse effect on Bottomline's business, operating results and financial condition. Failure of third-party software and equipment incorporated in the Company's currently supported products to be Year 2000 ready could require Bottomline to incur unanticipated expenses to remedy Year 2000 problems, which could have a material adverse effect on the Company's business, operating results and financial condition. Furthermore, the purchasing patterns of Bottomline's customers or potential customers may be affected by Year 2000 issues because they may be required to expend significant resources on Year 2000 compliance, rather than investing in new software solutions or services such as those offered by the Company, which could have a material adverse effect on Bottomline's business, operating results and financial condition.

RECENT ACCOUNTING PRONOUNCEMENTS

  In October 1997, the ACSEC of the American Institute of Certified Public Accountants issued SOP 97-2, which the Company adopted on July 1, 1998. SOP 97-2 requires, among other things, that revenue should be recognized when there is persuasive evidence of an existing agreement, delivery has occurred, the fees charged are fixed or determinable and collectibility is probable. Additionally, SOP 97-2 provides that for those arrangements which consist of multiple elements such as services, software, software upgrades, enhancements and post-contract support, the fees charged must be allocated to each element of the arrangement based upon vendor-specific objective evidence of fair value, which is to be determined based upon the price charged when the element is sold separately or the price for the element established by management with relevant authority. The Company believes that SOP 97-2 will not have a material adverse effect on its future operating results.

                                    BUSINESS

  The Company is a leading provider of enterprise-wide payment solutions. Our software and services enable organizations to transition from the traditional paper check process to electronic payments and to facilitate electronic commerce. We provide a single platform to control, manage and issue all payments. Our software complements and integrates with existing corporate payment applications, such as accounts payable, payroll, travel and entertainment expense, insurance claims and commissions. Our products provide Internet capability and run on Windows NT technology. Today, we have more than 2,000 customers, representing every major industry-sector, including The Charles Schwab Corporation, Dow Jones & Company, Inc., Harvard University, Microsoft Corporation and Nissan Motor Acceptance Corporation.

INDUSTRY BACKGROUND

  Most enterprises today still rely on pre-printed, paper checks to generate and receive payments. It is estimated that in 1997, United States businesses issued or received paper checks in approximately 73 billion transactions. With the significant growth of the Internet and electronic commerce, many enterprises are seeking to implement a cost-effective, secure, electronic payment system. NACHA estimates that the cost of a business-to-business electronic payment averages $3.00 per payment compared to $8.33 for a similar paper-based payment. NACHA estimates that approximately 4.4 billion ACH payments were made in 1997, an increase of approximately 430% since 1991.

 Paper Payment Process

  Traditional Check Printing. Most businesses today rely primarily on checks to make and receive payments. They typically use pre-printed checks, which are blank, legally negotiable instruments that must be securely stored, controlled and accounted for with physical audits. These checks are either manually completed or, more frequently, mechanically generated in batches and put through an impact printer. The checks are then: (i) signed by a signing machine that contains the company's signature plates, (ii) sorted by a decolator machine, which separates the checks from their copies and (iii) run through a burster machine, which separates batch run checks along their perforated lines. After they are manually or mechanically stuffed into envelopes for mailing, the copies are collated and delivered to the appropriate departments for filing and record updating. Breakdowns along the processing line can be costly and time consuming. Damaged checks must be voided, filed and recorded for auditing purposes and replacements must be issued.

  When an enterprise receives a check, either through a lockbox (a third party depositing service) or directly, the check must often be physically separated from the check stub. The stub, which contains detailed payment information, is forwarded to accounts receivable for data entry and payment record reconciliation. Because many payments cover multiple invoices or billings that may contain discounts, offsets or other adjustments, the reconciliation process is labor intensive and often results in many internal and external payment inquiries. After reconciliation, the check is processed as part of a bank deposit and continues through the banking system to the payor's bank. NACHA estimates that as many as 10 sets of hands touch each paper check that enters the banking system.

  Laser Check Printing. The inefficiencies and opportunity for fraud inherent in traditional check printing has caused many enterprises to acquire software-based laser check printing systems to generate checks. As with printed checks, the process begins with the creation of initial payment information, including payee, payment amount and invoice reference. The software takes that information, merges it with permanently stored data used to create printed checks, such as bank information, check design and layout, signatures and logos, and automatically generates checks on a high-speed laser printer. The system can also include a MICR line on the checks to facilitate their subsequent processing. A laser-printed check is manually or mechanically stuffed into an envelope for mailing and then continues through the same receipt and disbursement process as a pre-printed check.

 Electronic Payment Process

  The electronic payment process also begins with the creation of payment data. The most basic electronic payment, an ACH transaction, such as a direct deposit payroll transaction, consists of NACHA formatted data that includes the necessary information to effect the transfer of funds from one account to another, such as the payor and payee's bank accounts, settlement date and dollar amount. Basic ACH transactions do not include financial EDI, which consists of payment-related details about the purpose of the payment, such as a listing of all the invoices to be credited in connection with the payment. The batched ACH and financial EDI transactions are then transmitted to the payor's bank. The data is then merged with other electronic payment transactions and sent through the Federal Reserve System's ACH system, ultimately arriving at the payee bank, where appropriate credits are made electronically to the payee's accounts. The receiving bank then transmits payment notification and remittance information to the payee. The Federal Reserve System and participating banks maintain the computer and network infrastructure needed to transmit these electronic payments.

  The following graphic depicts the traditional check process, laser check process and electronic payment process:


        [THIS GRAPHIC DEPICTS AND COMPARES THE PROCESS OF ISSUING A PAYMENT USING TRADITIONAL PRE-PRINTED CHECK STOCK, LASER PRINTED CHECKS AND ELECTRONIC PAYMENTS. FOR EACH PROCESS, ICONS DEPICT THE PAYMENT PROCESS STEPS IN CHRONOLOGICAL ORDER.]

 Comparison of Payment Processes

  Laser-printed checks are less expensive to generate than pre-printed checks due to reduced printing, processing and labor costs. Electronic payments further reduce printing, processing and labor costs as well as costs associated with mailing, "float" (the time between issuance and clearance of a check), fraud, error and paper-related payment inquiries. Electronic payments provide enterprises with the opportunity for improved cash management, the flexibility to make instantaneous payments and the ability to distribute and make payments at remote offices.

  The competitive benefits of electronic payments as well as government and trading partner mandates are accelerating the transition to electronic payments from paper-based payments. The United States Treasury conducted a study comparing electronic payments to paper payments sent by the government and found that 58% of the 857 million payments made by the federal government in 1997 were electronic payment transfers. Results of the study also showed the following:

  . the average cost per transaction was 22.5 times less for electronic payments than for paper-based payments;

  . the payment inquiry rate was 32 times less for electronic payments than for paper-based payments and the average time to resolve an inquiry for an electronic payment was 24 hours, compared to 14 days for paper-based payments; and

  . there were no incidences of forgery involving electronic payments while 63,000 incidences of forgery were reported involving paper-based payments.

CURRENT INDUSTRY TRENDS AND DEVELOPMENTS

  Growth of the Internet and electronic commerce. The Internet and electronic commerce are expanding dramatically. Forrester Research, Inc. estimates the total value of goods and services traded between companies over the Internet will increase from $8 billion in 1997 to $327 billion in 2002. This growth has created a need for secure, electronic payment management solutions that can support the conduct of commerce without resorting to the use of paper at the most critical stage--generating and evidencing payments. NACHA estimates that the number of electronic payments processed through the ACH network grew by approximately 600% during the six-year period from 1991 to 1997.

  Increase in cost-based competition. Enterprises are increasingly seeking cost-based solutions in all facets of their organizations in order to remain competitive. Laser-printed checks reduce an enterprise's printing, processing and labor costs and electronic payments provide additional cost savings and operational efficiencies through reduced costs associated with mailing, float, fraud, error and paper-related inquiries. NACHA estimates that the costs of a business-to-business electronic payment average $3.00 per payment compared to $8.33 for a similar paper-based payment.

  Ongoing changes in regulation of payments. Enterprises are increasingly subject to both federal and state regulation mandating the use of electronic payments. The Debt Collection Improvement Act of 1996 ("EFT '99") requires federal agencies to convert federal payments (other than payments under the Internal Revenue Code of 1986) made by paper checks to electronic payments by January 1, 1999. The Internal Revenue Service has indicated that by January 1, 1999, it plans to have phased-in a requirement that certain companies owing federal depository taxes in excess of $50,000 prior to 1997 pay such taxes electronically. Recently, NACHA required financial EDI capabilities for the 12,000 banks participating in its network. In addition, as of September 1998, 47 of the 50 states had programs in place to accept electronic payments.

  Adoption of third-party, enterprise-wide solutions. Enterprises are increasingly seeking integrated, enterprise-wide solutions that provide competitive advantages through increased data access and automation. This trend has been accelerated by the shortage of qualified technical personnel, increased allocation of staff resources to Year 2000 problems and the competitive need to rapidly adopt new technologies. This trend is illustrated by widespread adoption in recent years of enterprise resource planning ("ERP") systems offered by companies such as SAP and Baan to manage operations across enterprises. To expand from a department level to an enterprise-wide solution, enterprises are increasingly looking to third-party suppliers with expertise in replacing and/or integrating their aging payment management systems.

  Migration to distributed computing. In recent years, enterprises have adopted distributed computing systems that offer computing power and business solutions at the point of need, as well as remote access capabilities such as through the Internet and intranets. These systems have been deployed to enable individual users to access enterprise databases. Advances in network management technologies, such as Windows NT, have further accelerated this trend. Companies purchasing distributed computing software systems require that they conform to corporate computing standards, including databases such as Microsoft SQL Server, Oracle, Sybase, IBM DB2 and Informix.

  Need for increased security. Advances in scanner, copier and desktop publishing technology have resulted in increased check forgery, counterfeiting and misappropriation and an increased demand for secure payment solutions. Enterprises are seeking to lower the estimated $12 billion annual cost of both internal and external check fraud through implementation of process and data security and audit functions. In particular, enterprises are demanding centralized control over the form, initiation and authorization of their payments throughout a distributed environment.

MARKET OPPORTUNITY

  Enterprises are seeking a third-party payment management solution that enables them to cost-effectively respond to the significant growth in electronic commerce, increased fraud and on-going changes in the regulation of payments and migrate to distributed computing. Traditional paper-based payment systems lack the flexibility to cost-effectively handle the growth in electronic commerce and the ability to integrate disparate payment and paper-related management functions. Most companies, even those with ERP systems, have multiple payment issuing systems in different departments and, therefore, lack a single view of all payment activity. Although laser-printing check systems provide some flexibility improvements and cost savings, they cannot match the transmission and receipt advantages of electronic payment solutions. Increasingly, enterprises are seeking to implement a cost-effective, secure, scaleable, electronic-payments platform that accommodates electronic and paper-based payments across an enterprise.

THE BOTTOMLINE SOLUTION

  Our PayBase product suite is designed to provide a single platform to control, manage and issue all payments, whether paper-based or electronic, across an enterprise. Our software modules permit customers to leverage the flexibility of the Internet while increasing security and fraud avoidance. Our technology complements our customers' existing information systems and payment applications. We provide multiple options for delivery of detailed payment or remittance information including via the Internet. Our LaserCheck offering is a cost-effective, software-based, laser-printing system that allows an enterprise to streamline its paper payment process and to generate checks at the point of need. We also offer consulting services and related equipment and supplies to help customers plan, design and implement the transition from paper to electronic payments.

The Company's PayBase product suite offers customers the following benefits:

 .   Internet/intranets remote access capability. Bottomline's PayBase product suite provides users with a secure, convenient means to remotely access and transmit payment information. PayBase enables enterprises to manage and control payments through the Internet and intranets. PayBase provides users with a secure, convenient means to remotely access and transmit payment information.

 .   Flexible, dual payment process. Bottomline's PayBase product suite has been designed to provide customers with a single platform that permits both paper and electronic payments. PayBase's dual payment capacity gives enterprises the flexibility to manage the transition to electronic payments at a pace compatible with the needs of their customers and business partners as they evolve in response to market demands and government mandates. Bottomline has one allowed United States patent application relating to certain security aspects of its dual payment process.

 .   Enterprise-wide payment control. Bottomline's PayBase product suite offers enterprises a centralized payment control and management system while allowing users to make payments at the point of need. PayBase records all payments, transactions and events in a central database, which improves cash management, control of disbursement and receipt functions and audit capabilities. In addition, Bottomline's PayBase payment control capabilities permit enterprises to readily outsource payment management functions to banks or other third-party suppliers.

 .   Cost-effective payment solution. Bottomline's PayBase product suite provides operational efficiencies that reduce staffing, mailing, processing and auditing costs as well as costs associated with float, risk of error, fraud and fraud related inquiries. PayBase is designed to be easy to use and implement and requires only limited commitment of an enterprise's resources to achieve operational efficiencies.

 .   Open and scaleable technology. Bottomline's PayBase product suite runs on one or more application servers using industry standard Unix or Windows NT operating systems and database servers such as Microsoft SQL Server, Oracle, Sybase, IBM DB2 Universal Server and Informix. PayBase's flexible design provides an enterprise with a scaleable solution to meet growing needs and to manage the migration from a department-wide to an enterprise-wide, distributed network payment system.

 .   Enhanced security and fraud protection.  Bottomline's PayBase product suite reduces the risk of fraud through a secure, encrypted database and control of all payment and operator activity. In addition, PayBase can automatically send a file of all checks issued instantaneously to the payor's bank, enabling banks to quickly isolate fraudulent or incorrect checks and to evaluate questionable payments. For its laser-printing process, LaserCheck uses blank paper that is non-negotiable until it is printed and can use specialized MICR printers for additional security.

STRATEGY

  Bottomline's objective is to be the leading provider of comprehensive, enterprise-wide payment management solutions. Key elements of Bottomline's strategy include the following:

 .   Further penetrate customer base. The Company intends to further penetrate its customer base, which the Company believes is only in the early stages of implementing electronic payment solutions. Additional sales opportunities to Bottomline's existing customers include: (i) expanding department level installations to encompass an enterprise's entire payment system, (ii) selling complementary payment capabilities through sales of additional software modules (such as electronic payment and receipt creation or check fraud avoidance), (iii) introducing software upgrades and
    (iv) marketing new products. The Company also seeks to generate additional revenues from its customer base by providing maintenance and support services and sales of supplies.

 .   Expand customer base. The Company intends to expand its broad customer base through: (i) enhancing its direct sales force to market to large enterprises, (ii) increasing indirect sales channels, (iii) targeting sales opportunities with financial institutions by leveraging its experience and industry recognition as the developer of FedEDI, the Federal Reserve System's financial EDI software solution, (iv) developing additional marketing partnerships and (v) pursuing strategic acquisitions.

 .   Expand and leverage strategic relationships. Bottomline intends to expand and leverage its relationships with business partners who play a key role in the sales, marketing and distribution of its products. The Company plans to expand sales through strategic alliances with technology providers and financial institutions, and through existing reseller relationships with companies such as Moore Corporation and John H. Harland Company. Bottomline also intends to expand its relationships with enterprise resource planning and accounting system vendors, such as Oracle and SAP, and with consulting firms that assist companies with the implementation of Bottomline's products. For example, Bottomline recently entered into a working agreement with Arthur Andersen LLP under which Arthur Andersen LLP will work with the Company to develop a marketing program and to utilize the enterprise consulting experience of Arthur Andersen LLP to demonstrate the benefits of migrating to Bottomline's enterprise-wide PayBase/32/ payment solution.

 .   Develop new products and technologies. Bottomline intends to develop new products and technologies which leverage its existing offerings and customer base. To capitalize on the growth of the Internet and electronic commerce and changes in payment technologies and practices, Bottomline employs professionals who are skilled in the complex environments of electronic commerce, financial EDI and banking and payment systems. Furthermore, Bottomline's technical staff is experienced in the latest database, networking and software development tools, technologies and methodologies. Bottomline intends to leverage this combination of business expertise and technical knowledge to deliver new products and technologies.

 .   Expand international capabilities. Bottomline intends to enhance its products with additional functionality to expand their use in international markets. Bottomline believes that this will enable it to better accommodate existing and future customer needs. Current initiatives include extending check-printing capabilities to accommodate multiple language print output, multiple currency print requirements, and international MICR fonts.

 .   Pursue strategic acquisitions. Bottomline intends to pursue strategic acquisitions that would provide additional product or service offerings, additional industry expertise, a broader client base or an expanded geographic presence.

PRODUCTS AND SERVICES

  Bottomline's suite of fully integrated modular software products enable enterprises to control, manage and issue all payments, whether paper-based or electronic across an enterprise. Bottomline's products operate on four server platforms to correspond to customer needs and infrastructure requirements:
PayBase/32/ Workstation Server, PayBase/32/ Enterprise Server, PayBase/16/ Workstation Server and PayBase/16/ Enterprise Server. The PayBase/32/ and PayBase/16/ Workstation servers operate in a departmental environment and the PayBase/32/ and PayBase/16/ Enterprise servers operate in an enterprise-wide environment. Bottomline also offers complementary add-on functionality software products that customers can select according to their specific needs, as well as hardware to complement its software product offerings. The Company's software solutions are further enhanced by a comprehensive and experienced consulting service and support system. These consultants help customers to plan, design, implement and manage an enterprise's transition from paper to electronic payments and to enhance operational productivity and customer satisfaction.

  The following graph depicts the different payment options for PayBase:

     [THIS GRAPHIC IS A HORIZONTAL FLOW CHART WHICH SHOWS THE FUNDAMENTAL PAYMENT FUNCTIONS THE PAYBASE/32/ PRODUCT SUITE CAN PERFORM. ON THE LEFT
SIDE OF THE GRAPHIC ARE THE VARIOUS ENTERPRISE APPLICATIONS WHICH GENERATE PAYMENTS, INCLUDING PAYROLL, TRAVEL AND ENTERTAINMENT, PAYABLES AND COMMISSIONS. STARTING WITH THE ENTERPRISE APPLICATION WHICH GENERATES THE PAYMENT, THE GRAPH SHOWS THE ALTERNATE ROUTES THE PAYMENT COULD TAKE TO COMPLETION, EITHER A LASER GENERATED PAPER CHECK WITH PAPER REMITTANCE ADVICE, OR AN ELECTRONIC PAYMENT, IN VARYING FORMATS, WITH REMITTANCE ADVISE BY MAIL, FAX OR INTERNET.]

 PAYBASE/32/ PRODUCTS

  Bottomline's PayBase/32/ provides a single platform to control, manage and issue all payments across an enterprise. PayBase/32/ supports the following:

  Electronically Sent Payments ("ESP") Module. The Company's PayBase/32/ ESP module allows users to create electronic payments, facilitating the transition from paper checks to electronic funds transfers. This module permits users to create standard files that meet NACHA standards and other financial EDI protocols, and to transmit those files to their banks. The PayBase ESP module can also create electronic tax payments in the formats designated by federal and state governments. With the PayBase ESP module, users can process payment instructions received from an external database, such as payroll or accounts receivable. When installed with Bottomline's LaserCheck printing software module, PayBase can create both electronic payments and checks during the same payment run.

  Bottomline also offers electronic payment receipt functionality as part of the ESP module. This functionality allows users to automatically post financial EDI remittance information to the user's accounts receivable system. Electronic payment receipt functionality eliminates the need for manually entering information into accounting ledgers, saving time and preventing mistakes.

  Electronic Remittance Advice Delivery System ("ERADS") Module. The Company's PayBase/32/ ERADS module allows an enterprise to convert to electronic payments immediately and to deliver the remittance detail by fax, e-mail, value-added network or the Internet, depending on the technology capabilities of its payees. This module can be used for payments to individuals (e.g., travel reimbursements) and to enterprises (e.g., vendor payments). In an ERADS implementation, payments are sent via PayBase's ESP module through the secure ACH network. Bottomline's ERADS module automatically channels the remittance details to each payee by the appropriate media and the payee receives an electronic payment directly deposited into its bank account. Enterprises can realize cost efficiencies through reduced check printing or processing and the lower cost of transmitting remittance information electronically.

  LaserCheck Module. Bottomline's PayBase/32/ LaserCheck module allows users to print checks (including all variable data, such as the microline, logos and signatures) on blank paper using a laser printer. This module can be deployed over the user's network or the Internet wherever it is needed, whether in a centralized printing facility, the controlling department (e.g., payroll) or in a remote location. With LaserCheck's CheckSort feature, users can sort checks to lower postage rates and produce copies in a specified order to simplify filing. LaserCheck also provides password protection, as well as hardware and software security features, and initiates printing of all checks, confirmation notices and reports.

  Check Fraud Avoidance Module. The Company's Check Fraud Avoidance module allows users to automatically send a digital file of all checks issued to their bank. Most commercial banks employ a "Positive Pay" system that determines, when the check is presented to the bank, whether a bank customer has in fact issued it. A number of banks will only reimburse customers for check fraud losses if the customer uses Positive Pay. This module protects the user from having altered or unissued checks paid from their account and protects banks from fraudulent checks it receives from other institutions. The Check Fraud Avoidance software receives its data input from PayBase, but can also receive input from a non-PayBase system that uses printed checks.

  Additional Key Features Included in PayBase/32/. The Company's PayBase/32/ also features the Report Generator, which gives users access to the PayBase/32/ audit database and creates personalized screens and print reports. These reports can be run automatically at the conclusion of an application run or at the request of the user and can satisfy certain auditing and record requirements. In addition, the Company's PayBase/32/ features DesignerPlus, which allows users to set up and integrate PayBase/32/ into their existing payment environment.

 Complementary Add-On Functionality for PayBase/32/

  Internet/intranet Access. The Internet or an intranet can be used to access the PayBase/32/ relational database. Accessing PayBase/32/ through the Internet or an intranet decreases inquiries to an enterprise's payment department support, which is a major expense for an enterprise, improves customer service and provides access capabilities 24 hours a day, 365 days per year.

  Internet Manual Payment Entry ("IMPE"). Bottomline offers IMPE functionality, which allows businesses to use the Internet or an intranet to request payments from remote sites, including remote locations that are not linked together by a corporate network. IMPE uses a web browser to activate an applet, which provides a data entry screen for entry of the payment information. The payment request is then transmitted over the Internet or an intranet to the corporate PayBase/32/ system. If the payment is in check form, PayBase/32/ can create an encrypted print stream and send it over the Internet or an intranet to the originating location where the authorized user can release the file to a local printer.

  PayBase/32/ for Value Added Banks. Bottomline's PayBase/32/ enables companies to outsource payment processing to banks. The PayBase/32/ software can be installed at either the company or the bank. When installed at the company, PayBase/32/ formats and transmits payment information according to the bank's requirements. The bank uses its systems to create checks or electronic payments. When installed at the bank, the company transmits unformatted payment information to the bank, where PayBase/32/ reformats the data into checks and electronic payments.

 PAYBASE/16/ PRODUCTS

  PayBase/16/ is designed as a payment solution for the 16-bit desktop environment. It operates on the Windows 3.X, Windows 95, Windows 98 and Windows NT operating systems. The primary application development language is Visual C++ and the software has been developed using object-oriented techniques.

  PayBase/16/ supports the following modules: LaserCheck, Check Fraud Avoidance and Electronically Sent Payments. LaserCheck and Check Fraud Avoidance functions are controlled through a comprehensive set of security options. Transactions and payments are logged in the audit file accessible through a report generator that is part of the product suite. The LaserCheck module allows printing to locally attached printers. The optional Check Fraud Avoidance module stores check information in a MS-Access database and includes bundled communication software for transmitting positive pay files to the customer's bank. The ESP module is accessed through a tool bar on the PayBase/16/ main menu. The ESP module features independent security and audit tables as well as a separate report generator. File transmission can be executed with most third-party communication software packages.

 PROFESSIONAL SERVICES

  Bottomline's team of service professionals draws on extensive experience in electronic commerce and payment technologies to provide consulting services, project implementation and training services to Bottomline's clients. Consulting service professionals are available to review clients' current payment methods and processes, report findings, and recommend changes and solutions. Project implementation professionals are available to coordinate system installation, including check and electronic payment design, payment reporting format and delivery, bank data and communication requirements, signature and authority set up and security, audit and control procedures. The Company offers training services to all customer personnel involved in the payment cycle, including management, users and information technology personnel involved in the transition from paper-based payment methods to electronic payments. Bottomline maintains a fee-based Payment Technology Institute, which provides classes on trends in the payment industry, payment technology strategies and the Company's products.

 EQUIPMENT AND SUPPLIES

  Bottomline offers consumable products needed for payment disbursements and check printing, including MICR toner and blank-paper check stock. The Company also provides printers and printer-related equipment, primarily through drop-ship arrangements with its hardware vendors, to enhance its software product offerings. Bottomline has reseller agreements with the two leading secure MICR printer manufacturers in the country, Troy Systems (using Hewlett Packard printers) and Source Technology (using Lexmark printers).

TECHNOLOGY

  The Company's technology focus is on its advanced 32-bit payment processing software. PayBase/32/ has been designed using a client server architecture. The server platform supports open database connectivity (ODBC) compliant Unix and Windows NT databases. The server platform is the warehouse for information relating to the customer's payment solution including security tables, application form parameters and audit tables. The client workstation houses the PayBase/32/ executable programs. This design enables PayBase/32/ to be highly scaleable for both distributed and high volume centralized check printing, as well as electronic payment origination. The client workstation interacts with the database to ascertain authority, to retrieve information to create the form and to update the audit tables with transaction information and payment result information. Print output can be sent to any addressable network printer. The ESP and Check Fraud Avoidance modules are bundled with communication software that allows scripting of the data transmission. Transmission can be executed from any client workstation.

  PayBase/32/ is designed to be network independent and can be implemented in leading network architectures, including Novell, Windows NT and TCP/IP. The product design creates predictable low volume network traffic in order to minimize the implementation concerns for corporate information technology. Installation of the product is highly automated using InstallShield. PayBase32 has been submitted and approved for the "Designed for BackOffice" logo from Microsoft, indicating it conforms to Microsoft standards for design and operation.

  PayBase/32/ was developed as a high end Windows NT 32-bit application. Development methods conform to the latest Microsoft development specifications, including extensive use of MFC (Microsoft Foundation Classes) and the DCOM/COM ((Distributed) Component Object Model) standards. Components are designed as OLE (Object Linking and Embedding) Automation Servers for ease of future development and enhancement as well as interoperability. Web enabled components are written as ActiveX controls. The primary development tool is Visual C++.

  The PayBase/32/ suite also includes PayBase/32/ DesignerPlus, a sophisticated proprietary data mapping and design tool. This tool is used to create sophisticated payment applications using multiple form designs and multiple payment methods, including all forms of electronic payments. It provides a proprietary mapping tool to transform any type of host data file into the format needed for efficient payment creation. The forms design function allows easy creation of paper output formats from checks to W-2 forms and includes design wizards to further automate the process. The data mapping and design are securely linked to the desired business payment process.

PRODUCT DEVELOPMENT AND ENGINEERING

  Bottomline's product development and engineering organization includes 41 persons. There are three primary development groups: software engineering, quality assurance and technical support. The Company spent $1.2 million in fiscal year 1996, $2.2 million in fiscal year 1997 and $3.2 million in fiscal year 1998 on product development and engineering costs.

  The software engineering team averages over nine years of development experience per person and over seven years experience per person in payment systems design. The software engineers have substantial experience in 32-bit object-oriented development techniques as well as the complex processes of business payment systems. Members of the group have extensive experience in all areas of software design, including user interface standards, component object model standards and client server architecture. Bottomline engineers actively participate in the Microsoft Developer Network programs and maintain extensive knowledge of software development trends.

  The quality assurance engineers have both extensive knowledge of Bottomline's products and expertise in software quality assurance techniques. Members of the quality assurance group make extensive use of automated software testing tools to facilitate comprehensive and timely testing of products. The quality assurance group members participate on all beta release teams and provide initial training materials for customer support and service.

  The technical support group provides all product documentation as well as technical support for released products. Members of the technical group include experienced technical writers, Bottomline business analysts and network analysts. The technical writers are versed in current document technology and work closely with the software engineers to ensure documentation is clear, current and complete. The technical support engineers are responsible for the analysis of reported software problems and work closely with customers and customer support staff. The group's broad knowledge of Bottomline products, operating systems, communications, and printers allows them to rapidly respond to software configuration needs.

CUSTOMERS

  Bottomline's customer base includes over 2,000 companies in industries such as financial services, health care, communications, education, media, manufacturing and government. A partial list of Bottomline's customers follows:

ABM Industries                Great Lakes Higher Services
                               Corporation
                                                        North Carolina Office
Aetna Inc.                                               of the State
American HomePatient, Inc.    Harvard University         Controller
Arthur Andersen LLP           Hillsborough County       Paradigm Health
The Bank of New York           Tax Collector's Office    Corporation
 Company, Inc.                Kaiser Permanente         PMA Reinsurance
Bankers Trust Corporation     Lands' End, Inc.           Corporation
Bestfoods                     Liberty Corporation       The Rouse Company
The Charles Schwab CorporationMicrosoft Corporation     Spencer Gifts, Inc.
Dow Jones & Company, Inc.     Nissan Motor Acceptance   TeleBank
Federal Reserve System         Corporation              The University of
                                                         Chicago Operator of
                                                         Argonne National
                                                         Laboratory

CASE STUDIES

  Harvard University. Harvard University's accounts payable department began using Bottomline's LaserCheck system in 1992. In 1998, Harvard wanted to upgrade to an automated, electronic-payment system that could manage its account payables, which included vendor payments and staff reimbursements. Harvard upgraded to Bottomline's PayBase/32/ Enterprise Server in order (i) to port its existing Oracle financials applications, (ii) to provide an electronic path for both payments and remittance information from Concur Technologies' expense management software and (iii) to offer paper-based payments for recipients requesting them. Harvard uses the ESP module to send electronic expense reimbursement payments and uses the ERADS module to transmit remittance information by e-mail. As a result, Harvard has reduced its typical transaction cycle by several days while significantly reducing banking fees.

  Federal Reserve System. EFT '99 requires federal agencies to convert federal payments (other than payments under the Internal Revenue Code of 1986) made by paper checks to electronic payments by January 1, 1999. The payments must be made using the financial EDI format. In early 1997, it was determined that fewer than 1,000 of the 12,000 banks in the United States could process financial EDI transactions. In response, the Federal Reserve System published a request for a proposal seeking a solution that would allow banks to process financial EDI transactions. In March of 1998, the Federal Reserve System chose Bottomline to provide the necessary financial EDI translation software. This software, named FedEDI, is PC-based and available in both DOS and Windows NT versions. FedEDI supplements FedLine, the Federal Reserve System's electronic payment connection that processes all incoming and outgoing ACH files. FedEDI enables an increased number of banks and their customers to receive financial EDI formatted payments.

  Nissan Motor Acceptance Corporation ("NMAC"). NMAC and its Infiniti Financial Services division provide $15 billion in consumer lease and loan financing for its customers, as well as wholesale inventory, mortgage, equipment and working capital financing for Nissan and Infiniti retailers. NMAC was seeking a payment platform that would: (i) be seamlessly integrated into its current GEAC Accounts Payable application; (ii) require minimum training efforts and be easy to use; (iii) be implemented quickly; (iv) provide a distributed check printing solution and a pathway to electronic payments capability; and (v) offer a secure Year 2000-compliant solution. In May 1998, NMAC implemented PayBase/32/ Enterprise Server to meet these requirements. The multi-site system installation enhanced competitiveness, allowing higher levels of service and responsiveness at the point of need. PayBase/32/ improved payment methods to customers for refunds, vendors for accounts payables and retailers for commissions.

  Bestfoods. Bestfoods, with annual sales of approximately $8.4 billion, markets a broad array of leading consumer food brands, including Arnold, Entenmann's, Hellmann's, Knorr, Mazola, Skippy and Thomas'. Bestfoods operates approximately 115 plants world-wide and employs approximately 47,000 people. Bestfoods' payroll system for its 14,000 North American employees was outdated, expensive and error-prone. In 1996, Bestfoods originally selected Bottomline's PayBase/16/ Enterprise Server to manage and control its entire North American payroll process. In 1998, Bestfoods upgraded to the more powerful PayBase/32/ Enterprise Server to achieve better control, enhance back-office efficiencies and gain an even more efficient, reliable, employee payroll process. Bestfoods' corporate headquarters uses the PeopleSoft HRMS System to prepare the check data for payment. The LaserCheck system secures the check data, distributes it to 32 remote printer locations and prints nearly 20,000 payroll checks per month, complete with signatures, logos, custom forms and MICR lines.

SALES AND MARKETING

 Sales

  Bottomline employs 37 systems trained sales executives, 30 of whom are divided among six geographical markets and focus on sales to large and medium sized enterprises and seven of which focus exclusively on sales to large banks and financial institutions. Bottomline's systems trained sales executives are supported by eight systems engineers. In addition, a dedicated telephone-sales team markets new applications, software upgrades and additional services to Bottomline's existing customers. The Company also sells its products through reseller relationships with companies such as Moore Corporation and John H. Harland Company.

 Marketing

  Bottomline promotes its products and services through conferences, seminars, direct marketing and trade publications, as well as through relationships with enterprise resource planning and accounting system vendors, such as Oracle and SAP, and implementation consultants. Bottomline's marketing partners sponsor joint mailings and seminars and issue joint press releases with Bottomline, as well as advertising Bottomline on their web sites. Bottomline also maintains membership in key industry organizations such as Financial Services Technology Consortium, Microsoft Value Chain Initiative, American Bankers Association and various NACHA operating committees. In addition, the Company participates in industry conferences such as Treasury Management, NACHA, Payments, American Payroll Congress and National User Conferences of Software Partners. Bottomline also promotes brand awareness through its public relations program and by advertising in respected buying guides.

 Arthur Andersen LLP Working Agreement

  The Company recently entered into a working agreement with Arthur Andersen LLP. Under the working agreement, Arthur Andersen LLP will work with the Company to introduce the Company's PayBase/32/ solution to enterprises that would likely benefit from anticipated cost efficiencies and enhanced internal controls realized from PayBase/32/. The Company plans to utilize the enterprise consulting experience of Arthur Andersen LLP to demonstrate to the users of the Company's departmental payment products the benefits of migrating to the Company's PayBase/32/ enterprise-wide payment solution. In October 1998, Arthur Andersen LLP also made an investment in the Company's common stock.

COMPETITION

  The Company competes primarily with companies that offer a broad suite of electronic data interchange products, such as Sterling Commerce, companies that provide a broad spectrum of electronic payments solutions, such as CheckFree, and companies that offer laser check printing software and services. Bottomline competes to a lesser extent with providers of enterprise resource planning solutions, such as SAP and PeopleSoft, and providers of traditional payments products, including check stock and check printing software and services, such as Standard Register. In addition, the Company also experiences competition from its customers and potential customers who develop, implement and maintain their own payment solutions.

  Bottomline believes it competes on a number of factors, including: (i) scope, quality and cost-effectiveness of its payment solutions, (ii) industry knowledge and expertise, (iii) interoperability of solutions with existing information technology and payments infrastructure, (iv) product performance and technical features, (v) patented and proprietary technologies and (vi) customer service and support. Although a number of the Company's competitors may be better positioned to compete in certain segments of the payments industry, the Company believes that its market position is enhanced by: (i) its ability to provide a single, scalable, open, dual payment platform that gives customers the flexibility to transition to electronic payments solutions while maintaining the ability to make paper-based payments using laser-printed checks, (ii) its relationships with its strategic partners, (iii) its large customer base and (iv) the level of payments-industry expertise of its development, sales and customer service and support professionals. Although Bottomline believes that it competes favorably in its industry, the market for payment management software is intensely competitive and characterized by rapid technological change and a number of factors could adversely affect the Company's ability to compete in the future. See "Risk Factors--Competition."

PROPRIETARY RIGHTS

  Bottomline has one allowed United States patent application relating to certain security aspects of its dual payment process. However, there can be no assurance that the Company's allowed patent, or any other patents that may be issued in the future, will be of sufficient scope and strength to provide meaningful protection of the Company's technology or any commercial advantage to the Company, or that the patents will not be challenged, invalidated or circumvented. In addition, Bottomline relies upon a combination of copyright and trademark laws and non-disclosure and other intellectual property contractual arrangements to protect its proprietary rights. Bottomline owns registered trademarks to "Bottomline Technologies," "CheckGard," "LaserCheck" and "PayBase." The Company also enters into agreements with its employees and clients, that seek to limit and protect the distribution of proprietary information. There can be no assurance that the steps Bottomline has taken to protect its property rights, however, will be adequate to deter misappropriation of proprietary information, and Bottomline may not be able to detect unauthorized use and take appropriate steps to enforce its intellectual proprietary rights. Although Bottomline believes that its products and services do not infringe upon the intellectual property rights of others and that it has all rights necessary to utilize the intellectual property employed in its business, Bottomline is subject to the risk of claims alleging infringement of third-party intellectual property rights. Any such claims could require Bottomline to spend significant sums in litigation, pay damages, delay product installments, develop non-infringing intellectual property or acquire licenses to intellectual property that is the subject of any such infringement. Therefore, such claims could have a material adverse effect on Bottomline's business, operating results and financial condition. See "Risk Factors-- Intellectual Property Rights."

GOVERNMENT REGULATION

  Although the Company's operations have not been subject to any material industry-specific governmental regulation, some of the Company's existing and potential customers are subject to extensive federal and state governmental regulations. In addition, governmental regulation in the financial services industry is evolving, particularly with respect to payment technology, and the Company's customers may become subject to increased regulation in the future. Accordingly, the Company's products and services must be designed to work within the regulatory constraints under which its customers operate.

  EFT '99 requires that all federal payments (other than payments under the Internal Revenue Code of 1986) made after January 1, 1999, must be made electronically. EFT '99 requires that the conversion from checks to electronic payments be made in two phases. During the first phase, recipients who became eligible to receive federal payments on or after July 26, 1996, were required to receive payments electronically unless they certified in writing that they did not have an account with a financial institution or an authorized payment agent. The second phase will begin on January 2, 1999. Beginning on that date, all federal payments, except payments under the Internal Revenue Code, must be made electronically.

  In support of EFT '99, NACHA now requires that, upon the request of the receiver of an electronic payment, its bank must provide to each receiver all payment-related information contained within the transmitted remittance information. Banks must provide this information to their receivers by the opening of business on the second banking day following the settlement date of the entry.

  Current treasury regulations require that a business that paid more than $50,000 in annual employment or other depository taxes in 1995, 1996 or 1997 begin to make such payments electronically on or before January 1, 1999, depending on the year in which the business first paid more than $50,000 in depository taxes. Non-complying taxpayers may be subject to a 10% penalty. In addition, state and local taxing authorities have been implementing electronic solutions for collecting tax payments. The electronic payment of certain taxes is required by law in states such as New York, California, Connecticut and Arkansas.

EMPLOYEES

  As of September 30, 1998, Bottomline had a total of 235 employees. None of Bottomline's employees is represented by a labor union. Bottomline has not experienced any work stoppages and considers relations with its employees to be good.

FACILITIES

  Bottomline currently leases approximately 32,000 square feet of space at its headquarters in Portsmouth, New Hampshire under a lease that expires in May 2002. The Company also maintains field sales offices in San Francisco, California; Chicago, Illinois; Englewood, Colorado; and New York, New York.

REPORTS TO STOCKHOLDERS

  Upon the effective date of the registration statement, of which this prospectus is a part, Bottomline will become a reporting company. Thereafter, Bottomline intends to distribute to its stockholders annual reports containing audited financial statements.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

  The executive officers, directors and key employees of the Company and their respective ages as of September 30, 1998 are as follows:

 NAME                       AGE                     POSITION
 ----                       ---                     --------
 Daniel M. McGurl*.........  62 Chairman of the Board, President and Chief
                                Executive Officer
 Joseph L. Mullen*.........  46 Executive Vice President, Operations and
                                Director
 Robert A. Eberle*.........  37 Executive Vice President, Chief Financial
                                Officer and Treasurer
 James L. Loomis...........  48 Senior Executive Advisor and Director
 Joseph L. Barry, Jr. (1)..  65 Director
 Bruce E. Elmblad (1)(2)...  70 Director
 James W. Zilinski (1).....  54 Director
 Leonard J. DiIuro, Jr.....  51 Executive Vice President, Sales
 John C. Insko.............  36 Vice President, Electronic Commerce and Finance
                                Division
 Jonathan L. Smolowe.......  42 Vice President, Sales
 Philip P. Grannan.........  55 Vice President, Marketing
 Cleo A. O'Donnell III.....  44 Vice President, Development
 James V. McMullen, Jr.....  55 Vice President, Customer Support and Services
 Mark A. Attarian..........  40 Vice President, Finance

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.
 *  Executive Officer.

  Daniel M. McGurl co-founded Bottomline in May 1989, and has served as Chairman of the Board of Directors, President and Chief Executive Officer of Bottomline since May 1989. From 1987 to 1989, Mr. McGurl served as Senior Vice President of State Street Bank and Trust Company. Prior to 1987, Mr. McGurl held a variety of positions at IBM Corporation, including Director of Marketing Planning and Director of Far East Operations.

  Joseph L. Mullen has served as a director of Bottomline and Executive Vice President of Operations since July 1996, and served as Vice President of Sales and Marketing from July 1991 to July 1996. From 1977 to 1989, Mr. Mullen held a variety of positions at IBM Corporation, including Marketing Manager and Northeast Area Market Planning Manager.

  Robert A. Eberle has served as Executive Vice President, Chief Financial Officer and Treasurer of Bottomline since September 1998. From December 1996 to September 1998, Mr. Eberle served as Executive Vice President of Telxon Corporation, a mobile computing and wireless data company, with primary responsibility for its Technical Subsidiaries Group. From August 1994 to December 1996, Mr. Eberle served as Executive Vice President and Chief Operating Officer of Itronix Corporation, a designer and manufacturer of notebook and hand-held computers and then a subsidiary of Texlon Corporation, with primary responsibility for management of the company. From August 1993 to August 1994, Mr. Eberle served as Vice President of Corporate Development of Telxon Corporation, with primary responsibility for acquisitions, strategic relationships and its investment portfolio.

  James L. Loomis co-founded Bottomline in May 1989, and has served as a director of Bottomline since May 1989. Since August 1998, Mr. Loomis has served as Senior Executive Advisor of Bottomline. From July 1996 to August 1998, Mr. Loomis served as Executive Vice President of Bottomline and from May 1989 to July 1996 Mr. Loomis served as Vice President and Treasurer. Prior to 1989, Mr. Loomis held a variety of positions with the Nashua Corporation, a manufacturer of imaging supply products, including Director of International Finance and treasurer of a foreign subsidiary.

  Joseph L. Barry, Jr. has served as a director of Bottomline since June 1990. Since 1990, Mr. Barry has served as President of Hallmark Mechanical Corp., a machinery service company, and since 1956 as President of Hallamore Corp., a transportation and rigging company. Since 1975, Mr. Barry has served as Chairman of Northeast Concrete Products and since 1978 as Co-Chairman of New England Teamsters Pension Fund.

  Bruce E. Elmblad has served as a director of Bottomline since August 1996. Since April 1994, Mr. Elmblad has served as President of Venture Investment Advisors, a venture capital advisory firm. From April 1990 to April 1994, Mr. Elmblad served as President of SED Management Co., Inc., an international venture capital management company. Mr. Elmblad is also a director of Antex Biologics Inc., a biopharmaceutical company.

  James W. Zilinski has served as a director of Bottomline since August 1994. Since July 1995, Mr. Zilinski has served as President and Chief Executive Officer and a director of Berkshire Life Insurance Company, a life insurance company. From January 1994 to July 1995, Mr. Zilinski served as President of The BISYS Group, Inc., a provider of outsourcing services to financial institutions. From August 1993 to January 1994, Mr. Zilinski served as President of the Investment Services Group of The BISYS Group, Inc. Prior to 1993, Mr. Zilinski served as Executive Vice President and Chief Marketing Officer of New England Mutual Life Insurance Company.

  Leonard J. DiIuro, Jr. has served as Executive Vice President of Sales of Bottomline since July 1998, and served as Vice President of Business Development from July 1996 to July 1998. From July 1994 to July 1996, Mr. DiIuro served as Vice President of Strategic Alliances and Area Manager of Bottomline and from May 1993 to July 1994 as Vice President of Strategic Alliances. Prior to 1993, Mr. DiIuro held a variety of positions at IBM Corporation, including Business Unit Executive, Branch Manager and Area Marketing Planning Manager.

  John C. Insko has served as Vice President of Electronic Commerce and Finance Division of Bottomline since July 1998. From May 1996 to July 1998, Mr. Insko served as Vice President of Marketing of Electronic Commerce of Bottomline. From July 1994 to May 1996, Mr. Insko served as Vice President of Marketing of CertiSoft Solutions, Inc., a developer of software applications which Bottomline acquired in 1996. From November 1984 to July 1994, Mr. Insko held a variety of positions at Colorado National Bank, including Assistant Vice President and Manager of Cash Management and Operations. From January 1993 to October 1998, Mr. Insko served as a director of NACHA and since 1993 as a President of the Board of Directors of Rocky Mountain Automated Clearing House Association.

  Jonathan L. Smolowe has served as Vice President of Sales of Bottomline since July 1991. From July 1990 to July 1991, Mr. Smolowe served as Account Executive for Bottomline. Prior to 1990, Mr. Smolowe held various executive level positions at IBM, including Location Branch Manager and International Executive Briefing Center Manager.

  Philip P. Grannan has served as Vice President of Marketing of Bottomline since May 1994. From June 1993 to May 1994, Mr. Grannan served as Manager of the Electronic Payment Software Division. From September 1992 to June 1993, Mr. Grannan served as Northeast Area Manager of the Company. Prior to 1992, Mr. Grannan served as an Account Executive of Bottomline.

  Cleo A. O'Donnell III has served as Vice President of Development of Bottomline since June 1996. From October 1989 to June 1996, Mr. O'Donnell served as Manager of Information Technology of Arbella Mutual Insurance Company, a life insurance company, with primary responsibility for application development and network management. Prior to 1989, Mr. O'Donnell served as Project Manager of Blue Cross and Blue Shield of Massachusetts.

  James V. McMullen, Jr. has served as Vice President of Customer Support and Services of Bottomline since July 1998. From September 1997 to July 1998, Mr. McMullen worked as an independent consultant to the Company with primary responsibility for customer service and support. From November 1995 to September 1997, Mr. McMullen served as Vice President of Americas Customer Support for Lotus Development Corporation, a subsidiary of IBM Corporation, with primary responsibility for all post-sales technical support. From October 1989 to October 1995, Mr. McMullen served as the Director of Customer Support at Lotus Development Corporation with primary responsibility for technical support. Prior to 1989, Mr. McMullen held a variety of positions at IBM Corporation, including Systems Engineer Manager and Manager of Marketing and Support.

  Mark A. Attarian has served as Vice President of Finance of Bottomline since September 1998. From February 1997 to September 1998, Mr. Attarian served as Vice President, Chief Financial Officer and Treasurer of Bottomline. From October 1996 to January 1997, Mr. Attarian served as an independent financial consultant. From July 1994 to September 1996, Mr. Attarian served as Chief Financial Officer and Vice President of Diatide, Inc., a biopharmaceutical company. From October 1993 to June 1994, Mr. Attarian served as an independent financial consultant.

BOARD OF DIRECTORS

  Pursuant to the First Amendment and Restatement of Stock Rights and Voting Agreement, as amended, dated as of March 31, 1992 among the Company and certain stockholders of the Company, such stockholders were granted the right (which terminates upon the closing of this offering) to designate representatives on the Company's Board of Directors. Under this agreement, Messrs. McGurl, Loomis and Barry were elected to the Board of Directors.

  Following this offering, the Board of Directors of Bottomline will be divided into three staggered classes, each of whose members will serve for a three-year term. The Board will consist of two Class I Directors (Messrs. Barry and Elmblad), two Class II Directors (Messrs. Mullen and Zilinski) and two Class III Directors (Messrs. McGurl and Loomis). At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I Directors, Class II Directors and Class III Directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during calendar years 1999, 2000 and 2001, respectively.

  Each officer serves at the discretion of the Board of Directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the directors or executive officers of Bottomline.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors has a Compensation Committee composed of Messrs. Barry and Elmblad, which makes recommendations concerning salaries and incentive compensation for employees of Bottomline and administers and grants stock options under Bottomline's stock option plans. The Board also has an Audit Committee composed of Messrs. Elmblad and Zilinski, which reviews the results and scope of the audit and other services provided by Bottomline's independent public auditors.

DIRECTOR COMPENSATION

  All of the directors are reimbursed for expenses incurred to attend Board of Directors and committee meetings. In addition, non-employee directors of Bottomline receive stock options under Bottomline's 1998 Director Stock Option Plan. See "Stock Plans--1998 Director Stock Option Plan."

EXECUTIVE COMPENSATION

  The following table sets forth the total compensation paid or accrued for the fiscal year ended June 30, 1998 for each person who was serving as an executive officer of Bottomline on June 30, 1998 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                     LONG-TERM
                              ANNUAL COMPENSATION   COMPENSATION
                              ----------------------------------
                                                     SECURITIES   ALL OTHER
          NAME AND             SALARY                UNDERLYING  COMPENSATION
     PRINCIPAL POSITION          ($)     BONUS ($)  OPTIONS  (1)    ($)(2)
     ------------------       ---------- ----------------------- ------------
Daniel M. McGurl
  Chairman of the Board,
  President and Chief
  Executive Officer.......... $  172,333  $  50,000    10,000       $1,680
Joseph L. Mullen
  Executive Vice President,
  Operations.................    144,375     62,966    10,000        2,158
Mark A. Attarian
  Vice President, Chief
  Financial Officer and
  Treasurer(3)...............    125,000     20,000      --          1,706

--------
(1) The number of shares covered by options to purchase shares of Bottomline's common stock granted during the fiscal year ended June 30, 1998.
(2) Consists of amount paid by the Company to the Named Executive Officer's account in the Company's 401(k) Plan.
(3) Mr. Attarian served in these positions until September 30, 1998, at which time he became Vice President of Finance.

                        OPTION GRANTS DURING FISCAL 1998

  The following table sets forth grants of stock options to each of the Named Executive Officers during the fiscal year ended June 30, 1998.

                                        INDIVIDUAL GRANTS
                         -----------------------------------------------
                                                                          POTENTIAL REALIZABLE
                                                                            VALUE AT ASSUMED
                         NUMBER OF   PERCENT OF                           ANNUAL RATES OF STOCK
                         SECURITIES TOTAL OPTIONS                        PRICE APPRECIATION FOR
                         UNDERLYING  GRANTED TO   EXERCISE OR                OPTION TERM (1)
                          OPTIONS   EMPLOYEES IN  BASE PRICE  EXPIRATION -----------------------
NAME                      GRANTED    FISCAL YEAR   PER SHARE     DATE        5%          10%
----                     ---------- ------------- ----------- ---------- ----------- -----------
Daniel M. McGurl........   10,000        5.0%       $26.40     4/23/03   $    42,308 $   122,522
Joseph L. Mullen........   10,000        5.0         24.00     4/23/08       150,935     382,498
Mark A. Attarian........     --          --           --          --         --          --

--------
(1) Amounts that may be realized upon exercise of the options immediately before the expiration of their term, assuming the specified compound rates of appreciation (5% and 10%) on the market value of the common stock on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect Bottomline's estimate of future stock price growth. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the timing of exercise and the future performance of the common stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

                         FISCAL YEAR-END OPTION VALUES

  The following table sets forth certain information concerning the number and value of unexercised options held by each of the Named Executive Officers on June 30, 1998. None of the Named Executive Officers exercised stock options in the fiscal year ended June 30, 1998.

                           NUMBER OF SHARES UNDERLYING   VALUE OF UNEXERCISED
                               UNEXERCISED OPTIONS      IN-THE-MONEY OPTIONS AT
                               AT FISCAL YEAR-END         FISCAL YEAR-END (1)
                           --------------------------- -------------------------
NAME                       EXERCISABLE  UNEXERCISABLE  EXERCISABLE UNEXERCISABLE
----                       --------------------------- ----------- -------------
Daniel M. McGurl..........         --          10,000      --           --
Joseph L. Mullen..........         --          10,000      --           --
Mark A. Attarian..........        5,882        19,118    $41,174     $133,826

--------
(1) Represents the difference between the exercise price and the fair market value of the common stock of $24.00 per share at fiscal year-end as determined by the Board of Directors of Bottomline.

STOCK PLANS

 1998 Director Stock Option Plan

  The Board of Directors adopted Bottomline's 1998 Non-Employee Director Stock Option Plan (the "Director Plan") in November 1998, subject to stockholder approval. Under the Plan, directors of Bottomline who are not employees of Bottomline or any subsidiary of Bottomline receive non-statutory options to purchase shares of common stock. A total of 100,000 shares of common stock may be issued upon the exercise of options granted under the Director Plan.

  Pursuant to the Director Plan, each non-employee director who first becomes a non-employee director after the closing of this offering will be granted an option to purchase 5,000 shares of common stock on the date of his or her initial election to the Board of Directors, which will vest ratably over four years on each anniversary of the date of grant. In addition, each non-employee director will receive an option to purchase 2,500 shares of common stock on the date of each annual meeting of stockholders commencing with the 1999 Annual Meeting of Stockholders (other than a director who was initially elected to the board of directors at any such annual meeting or, if previously, at any time after the prior year's annual meeting). The options granted annually vest upon the earlier of one year from the date of grant or the date immediately preceding the next annual meeting of stockholders, so long as the optionee remains a director of Bottomline. The exercise price per share of all such options will be the fair market value of a share of common stock on the date of grant.

 1989 Stock Option Plan and 1997 Stock Incentive Plan

  Bottomline's 1989 Stock Option Plan (as amended, the "1989 Plan"), was adopted by the Board of Directors and approved by the stockholders of Bottomline in 1989. As of September 30, 1998, options to purchase an aggregate of 110,000 shares of common stock at a weighted average exercise price of $16.64 per share were outstanding under the 1989 Plan. No additional option grants will be made under the 1989 Plan.

  Bottomline's 1997 Stock Incentive Plan (the "Incentive Plan") was adopted by the Board of Directors and the stockholders of Bottomline in August 1997. An amendment to the Incentive Plan in November 1998 increased the number of authorized shares, subject to stockholder approval, under the Incentive Plan to 900,000 shares of common stock. As of September 30, 1998, an aggregate of 261,000 shares of common stock at a weighted average exercise price of $25.43 per share were outstanding under the Incentive Plan and an aggregate of 639,000 shares of common stock were reserved for issuance for future option grants.

  The Incentive Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), non-statutory stock options, restricted stock awards and other stock-based awards (collectively, "Awards").

  All officers, employees, directors, consultants and advisors of Bottomline and its subsidiaries are eligible to receive Awards under the Incentive Plan. Under present law, however, incentive stock options may only be granted to employees. No participant may receive an Award for more than 100,000 shares in any calendar year.

  The Company may grant options at an exercise price less than, equal to or greater than the fair market value of the common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of Bottomline). The Incentive Plan permits the Board of Directors to determine how optionees may pay the exercise price of their options, including by cash, check or in connection with a "cashless exercise" through a broker, by surrender to Bottomline of shares of common stock, by delivery to Bottomline of a promissory note, or by any combination of the permitted forms of payment.

  The Board of Directors administers the Incentive Plan. The Board of Directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the Incentive Plan and to interpret its provisions. It may delegate authority under the Incentive Plan to one or more committees of the Board of Directors and, subject to certain limitations, to one or more executive officers of Bottomline. The Board of Directors has authorized the Compensation Committee to administer the Incentive Plan, including the granting of options to executive officers. Subject to any applicable limitations contained in the Incentive Plan, the Board of Directors, the Compensation Committee or any other committee or executive officer to whom the Board of Directors delegates authority, as the case may be, selects the recipients of Awards and determines (i) the number of shares of common stock covered by options and the dates upon which such options become exercisable,
(ii) the exercise price of options, (iii) the duration of options, and (iv) the number of shares of common stock subject to any restricted stock or other stock-based Awards and the terms and conditions of such Awards, including the conditions for repurchase, issue price and repurchase price.

  In the event of a merger, liquidation or other Acquisition Event (as defined in the Incentive Plan), the Board of Directors is authorized to provide for outstanding options or other stock-based Awards to be assumed or substituted for by the acquiror and to take certain other actions, including accelerating the vesting schedule of Awards.

  No Award may be granted under the Incentive Plan after August 2007, but the vesting and effectiveness of Awards previously granted may extend beyond that date. The Board of Directors may at any time amend, suspend or terminate the Incentive Plan, except that no Award granted after an amendment of the Incentive Plan and designated as subject to Section 162(m) of the Code by the Board of Directors shall become exercisable, realizable or vested (to the extent such amendment was required to grant such Award) unless and until such amendment is approved by Bottomline's stockholders.

 1998 Employee Stock Purchase Plan

  The Board of Directors adopted Bottomline's 1998 Employee Stock Purchase Plan (the "Purchase Plan") in November 1998, subject to stockholder approval. The Purchase Plan authorizes the issuance of up to a total of 250,000 shares of common stock to participating employees.

  All employees of Bottomline, including directors of Bottomline who are employees, and all employees of any participating subsidiaries, whose customary employment is more than 20 hours per week for more than five months in any calendar year, are eligible to participate in the Purchase Plan. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of the stock of Bottomline or any subsidiary are not eligible to participate. As of September 30, 1998, approximately 226 of Bottomline's employees would have been eligible to participate in the Purchase Plan.

  On the first day of a designated payroll deduction period (the "Offering Period"), Bottomline will grant to each eligible employee who has elected to participate in the Purchase Plan an option to purchase shares of common stock as follows: the employee may authorize an amount (a whole percentage from 1% to 10% of such employee's base pay) to be deducted by Bottomline from such employee's base pay during the Offering Period. On the last day of the Offering Period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the Purchase Plan, the option price is an amount equal to 85% of the average market price (as defined) per share of the common stock on either the first day or the last day of the Offering Period, whichever is lower. In no event may an employee purchase in any one Offering Period a number of shares which exceeds the number of shares determined by dividing (a) the product of $2,083 and the number of whole months in the Offering Period by
(b) the closing price of a share of common stock on the commencement date of the Offering Period. The Compensation Committee may, in its discretion, choose an Offering Period of 12 months or less for each Offering and may choose a different Offering Period for each Offering.

  An employee who is not a participant on the last day of the Offering Period is not entitled to exercise any option, and the employee's accumulated payroll deductions will be refunded. An employee's rights under the Purchase Plan terminate upon voluntary withdrawal from the Purchase Plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the employee's beneficiary has certain rights to elect to exercise the option to purchase the shares that the accumulated payroll deductions in the participant's account would purchase at the date of death.

  Because participation in the Purchase Plan is voluntary, Bottomline cannot now determine the number of shares of common stock to be purchased by any particular current executive officer, by all current executive officers as a group or by non-executive employees as a group.

401(K) PLAN

  Bottomline has a 401(k) salary reduction plan (the "401(k) Plan"), which is intended to qualify under Sections 401(a) and 401(k) of the Code. Generally, all employees are eligible to participate in the 401(k) Plan after they have completed three months of service.

  Eligible employees electing to participate in the 401(k) Plan may defer a portion of their compensation, on a pre-tax basis, by making a contribution to the 401(k) Plan. The maximum contribution is fixed in Section 401(k) of the Code. The contribution limit for calendar year 1998 was $10,000. The Company may contribute a discretionary matching contribution, annually equal to 25% of each such participant's deferred compensation up to 5% of their annual compensation (in 1996, up to 20% of the first 3% for eligible employees' contributions). Eligible employees who elect to participate in the 401(k) Plan are generally vested in Bottomline's matching contribution according to the following schedule: three years of service--20%; four years of service--40%; five years of service--60%; six years of service--80%; seven years of service-- 100%. The Company contributed an aggregate of $14,000 in fiscal 1996, $26,000 in fiscal 1997 and $98,000 in fiscal 1998 to the 401(k) Plan.

EMPLOYMENT AGREEMENTS

  The Company entered into an employment agreement with each of Messrs. McGurl, Mullen and Eberle (the "Executive Agreements"). The provisions of each Executive Agreement are substantially the same. The term of each Executive Agreement is the greater of 36 months or 24 months after a Change in Control of the Company (as defined). If the employee's employment is terminated either by the employee as a result of an Involuntary Termination (as defined) or by the Company without Cause (as defined), then all outstanding options held by the employee would become immediately exercisable in full (this provision does not become effective until November 2000 with respect to Messrs. McGurl and Mullen) and the employee would be entitled to receive a lump sum payment and continuation of benefits for a period of 12 months, in the case of Messrs. Eberle and Mullen, and for a period of 24 months in the case of Mr. McGurl. In the case of Messrs. Mullen and Eberle, the lump sum payment would equal one year's salary plus the maximum amount of bonus they were eligible to earn in the then current year. In the case of Mr. McGurl, the lump sum payment would equal two times the sum of his then annual salary plus the maximum amount of bonus he was eligible to earn in the then current year. If the employee's employment is terminated upon or after a Potential Change in Control of the Company (as defined) by the employee as a result of an Involuntary Termination or by the Company without Cause, all then outstanding options held by the employee would become immediately exercisable (this provision does not become effective until November 2000 with respect to Messrs. McGurl and Mullen) in full and the employee would be entitled to receive a lump sum payment and continuation of benefits for a period of 24 months. In the case of each of Messrs. Mullen and Eberle, the lump sum payment would equal two times the sum of his then annual salary plus the maximum amount of bonus he was eligible to earn in the then current year. In the case of Mr. McGurl, the lump sum payment would equal three times the sum of his then annual salary plus the maximum amount of bonus he was eligible to earn in the then current year. Each of the Executive Agreements provides that, in the event of a Change in Control, the Company would pay any excise tax which the employee would be liable for under
Section 4999 of the Code as a result of having received the severance benefits. Mr. McGurl's agreement provides that, during the first year of the agreement, he will be paid an annual base salary of $185,000 and will have the opportunity to earn a bonus of up to $55,000. Under their agreements, each of Messrs. Mullen and Eberle will be paid an annual base salary of $175,000 and will each have the opportunity to earn a bonus of up to $50,000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The current members of the Compensation Committee of the Board of Directors are Messrs. Barry and Elmblad. No executive officer of Bottomline has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a director or member of the Compensation Committee. From August 1997 to November 1998, Mr. McGurl served as a member of the Compensation Committee of the Board of Directors. Mr. McGurl is President and Chief Executive Officer of Bottomline.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information regarding the beneficial ownership of the common stock of Bottomline as of September 30, 1998, and as adjusted to reflect the sale of the shares of common stock in the offering, for: (i) each person or entity known to Bottomline to own beneficially more than 5% of Bottomline's common stock, (ii) each of the directors of Bottomline, (iii) each of the Named Executive Officers, (iv) all directors and executive officers as a group and (v) each of the other selling stockholders. Except as indicated below, none of these persons or entities has a relationship with Bottomline or, to the knowledge of Bottomline, any of the Underwriters or their respective affiliates. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity. The address of each of the officers and directors of Bottomline is c/o Bottomline Technologies (de), Inc., 155 Fleet Street, Portsmouth, NH 03801.

                                 SHARES                             SHARES
                           BENEFICIALLY OWNED       NUMBER    BENEFICIALLY OWNED
                          PRIOR TO OFFERING (1)       OF    AFTER OFFERING (1)(2)
                          ------------------------- SHARES  ------------------------
NAME OF BENEFICIAL OWNER    NUMBER       PERCENT    OFFERED   NUMBER       PERCENT
------------------------  ------------- ----------- ------- -----------  -----------
Daniel M. McGurl........        625,000      25.7%
James L. Loomis.........        625,000      25.7
John H. Harland Compa-
 ny.....................        193,798       8.0
Charles P. O'Leary......        170,000       7.0
Joseph L. Barry,
 Jr.(3).................         58,125       2.4
Bruce E. Elmblad(4).....         15,000         *
Joseph L. Mullen........         90,202       3.7
James W. Zilinski(5)....         15,000         *
Robert A. Eberle........          5,000         *
All executive officers
 and directors as a
 group (7 persons)(6)...      1,433,327      58.4

--------
*   Less than 1%
(1) The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after September 30, 1998 through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares.
(2) In the event that the over-allotment option is exercised in full, [
       ].
(3) Includes an aggregate of 5,000 shares of common stock subject to options which are exercisable within 60 days after September 30, 1998.
(4) Includes an aggregate of 5,000 shares of common stock subject to options which are exercisable within 60 days after September 30, 1998.
(5) Consists of an aggregate of 15,000 shares of common stock subject to options which are exercisable within 60 days after September 30, 1998.
(6) Includes an aggregate of 25,000 shares of common stock subject to options which are exercisable within 60 days after September 30, 1998.

                          DESCRIPTION OF CAPITAL STOCK

  After this offering, the authorized capital stock of Bottomline will consist of 50,000,000 shares of common stock, $.001 par value per share, and 4,000,000 shares of preferred stock, $.001 par value per share. As of September 30, 1998, there were outstanding (i) 2,428,709 shares of common stock held by 44 stockholders of record and (ii) options to purchase an aggregate of 371,000 shares of common stock.

  The following summary of certain provisions of Bottomline's common stock, preferred stock, Restated Certificate of Incorporation and Amended and Restated By-laws (the "By-laws") is not intended to be complete and is qualified by reference to the provisions of applicable law and to Bottomline's Restated Certificate of Incorporation and By-laws included as exhibits to the Registration Statement of which this prospectus is a part. See "Additional Filings and Company Information."

COMMON STOCK

  Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any such dividends declared by the Board of Directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Bottomline, the holders of common stock are entitled to receive ratably the net assets of Bottomline available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by Bottomline in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which Bottomline may designate and issue in the future. Certain holders of common stock have the right to require Bottomline to register their shares of common stock under the Securities Act in certain circumstances. See "Shares Eligible for Future Sale."

PREFERRED STOCK

  Under the terms of the Restated Certificate of Incorporation, the Board of Directors is authorized to issue such shares of Preferred Stock in one or more series without stockholder approval. The Board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

  The purpose of authorizing the Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of the outstanding voting stock of Bottomline. Bottomline has no present plans to issue any shares of preferred stock.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

  Bottomline is subject to the provisions of Section 203 of the Delaware General Corporation Law statute. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

  The By-laws provide for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management." Under the By-laws, any vacancy on the Board of Directors, including a vacancy resulting from an enlargement of the Board of Directors, may only be filled by vote of a majority of the directors then in office. The classification of the Board of Directors and the limitation on and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of Bottomline.

  The By-laws also provide that after this offering, any action required or permitted to be taken by the stockholders of Bottomline at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The By-laws further provide that special meetings of the stockholders may only be called by the Chairman of the Board, the President or the Board of Directors. In order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice and provide certain information to Bottomline. These provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of Bottomline. These provisions could also discourage a third party from making a tender offer for the common stock, because even if it acquired a majority of the outstanding voting securities of Bottomline, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

  The Delaware General Corporation Law statute provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The By-laws require the affirmative vote of holders of at least 75% of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors to amend or repeal any of the provisions described in the prior two paragraphs.

  The Restated Certificate of Incorporation contains certain provisions permitted under the Delaware General Corporation Law statute relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Restated Certificate of Incorporation contains provisions to indemnify Bottomline's directors and officers to the fullest extent permitted by the Delaware General Corporation Law statute. Bottomline believes that these provisions will assist Bottomline in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the common stock is State Street Bank and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Before this offering, there has been no public market for the securities of Bottomline. After completion of this offering, based upon the number of shares
outstanding at September 30, 1998, there will be [   ] shares of common stock
of Bottomline outstanding (assuming no exercise of the Underwriters' over-allotment option or outstanding options of Bottomline). Of these shares, the
[    ] shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares purchased by "affiliates" of Bottomline, as that term is defined in Rule 144 ("Rule 144") under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES

  All of the shares offered under this prospectus will be freely tradable in
the open market. The remaining [   ] shares of common stock that will be
outstanding after this offering are considered "restricted securities" under Rules 144 or 701 of the Securities Act. Generally, restricted securities that have been owned for a period of at least two years may be sold immediately after the completion of this offering and restricted securities that have been owned for at least one year may be sold 90 days after the completion of this offering. Certain of the restricted securities are subject to lock-up agreements with the Underwriters. Persons subject to lock-up agreements have agreed not to sell shares of common stock without the prior permission of the Underwriters for a period of 180 days after the completion of this offering. The table below sets forth information regarding potential sales of restricted securities.

  .   [   ] shares may be sold immediately after completion of this
      offering;

  .   [   ] shares may be sold 90 days after completion of this offering;
      and

  .   [   ] shares may be sold upon the expiration of the lock-up
      agreements.

OPTIONS

  Shares of common stock may also be issued and sold upon the exercise of options. After this offering, Bottomline intends to register an aggregate of 1,110,000 shares of common stock, which may be issued under its 1989 Stock Option Plan, 1997 Stock Incentive Plan and 1998 Director Stock Option Plan. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements noted above, if applicable. The table below sets forth information regarding potential sales of common stock as a result of the exercise of options outstanding on the date of this prospectus.

  .   [   ] shares may be sold 90 days after consummation of this offering;
      and

  .   [   ] shares may be sold upon the expiration of the lock-up
      agreements.

  In addition, Bottomline intends to register an aggregate of 250,000 shares of common stock reserved for issuance under its 1998 Employee Stock Purchase Plan. However, no shares will be issuable under the 1998 Employee Stock Purchase Plan
until [   ], 1999.

REGISTRATION RIGHTS

  Pursuant to the First Amendment and Restatement of Stock Rights and Voting Agreement, dated as of March 31, 1992, as amended, among the Company and certain stockholders (the "First Rightsholders") and the Second Stock Rights Agreement dated as of March 4, 1994, as amended, among the Company, John H.

Harland Company and certain stockholders, including certain First Rightsholders (the "Second Rightsholders," and, together with the First Rightsholders, the "Rightsholders"), the Rightsholders will be entitled following this offering to certain rights to register under the Securities Act a total of approximately
[    ] shares of common stock (the "Registrable Stock"). The agreements generally provide that if the Company proposes to register any of its securities under the Securities Act, the Rightsholders are entitled to include Registrable Stock in the registration. The managing underwriter of any underwritten public offering would, however, have the right, for marketing reasons, to cut-back the number of shares of Registrable Stock included in such "piggyback" registration, which would be applied initially against the Second Rightsholders and then against the First Rightsholders. Certain First Rightsholders have agreed to allocate to John H. Harland Company a portion of the shares that they may otherwise register if John H. Harland Company's right to register shares is limited by application of the cut-back.

  Certain Rightsholders may, upon the request of holders of Registrable Stock having an aggregate offering price of at least $2,000,000, require the Company to prepare and file a registration statement under the Securities Act for their shares of Registrable Stock at any time after this offering. The Company need effect only two such demand registrations for the First Rightsholders and one such demand registration for the Second Rightsholders, and is not required to file a demand registration statement within 180 days after the effective date of any other registration statement filed by the Company.

EFFECT OF SALES OF SHARES

  Prior to this offering, there has been no public market for the common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares for sale will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of the common stock in the public market could adversely affect the market price of the common stock and could impair Bottomline's future ability to raise capital through an offering of its equity securities.

                                  UNDERWRITING

  The Underwriters named below (the "Underwriters"), acting through their representatives, BancBoston Robertson Stephens Inc., BT Alex. Brown Incorporated and CIBC Oppenheimer Corp. (the "Representatives"), have severally agreed with Bottomline and certain stockholders of the Company, subject to the terms and conditions of the underwriting agreement, to purchase from Bottomline and the selling stockholders the number of shares of common stock set forth opposite their names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                        NUMBER
   UNDERWRITER                                                         OF SHARES
   -----------                                                         ---------
   BancBoston Robertson Stephens Inc. ................................
   BT Alex. Brown Incorporated........................................
   CIBC Oppenheimer Corp. ............................................
                                                                         ----
        Total.........................................................
                                                                         ====

  The Company and the selling stockholders have been advised by the Representatives that the Underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession of not
in excess of $[    ] per share, of which $[    ] may be reallowed to other
dealers. After this offering, the public offering price, concession, and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company and the selling stockholders as set forth on the cover page of this prospectus.

  The Company has granted to the Underwriters an option, exercisable during the
30-day period after the date of this prospectus, to purchase up to [    ]
additional shares of common stock at the same price per share as the Company
and the selling stockholders will receive for the [    ] shares that the
Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above table
represents as a percentage of the [    ] shares offered hereby. If purchased,
such additional shares will be sold by the Underwriters on the same terms as
those on which the [    ] shares are being sold. The Company will be obligated,
pursuant to the option, to sell shares to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of common stock offered hereby.

  The underwriting agreement contains covenants of indemnity among the Underwriters, the Company and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

  Each officer and director of the Company and certain other holders of shares of common stock have agreed, for the lock-up period, subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of securities subject to lock-up agreement. There are no existing agreements between the Representatives and any of the Company's stockholders providing consent to the sale of shares prior to the expiration of the lock-up period. In addition, the Company has agreed that during the lock-up period the Company will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to certain exceptions, (i) consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period or (ii) issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than the Company's sale of shares in this offering, the issuance of common stock upon the exercise of outstanding options, and the Company's issuance of options and shares under existing stock option and incentive plans. See "Shares Eligible for Future Sale."

  The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for the common stock. Consequently, the public offering price for the common stock offered by this prospectus will be determined through negotiations among the Company, the selling stockholders and the Representatives. Among the factors to be considered in such negotiations are prevailing market conditions, certain financial information of the Company, market valuations of other companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

  The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of common stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of common stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with this offering if the common stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the shares of common stock offered by Bottomline hereby will be passed upon for Bottomline by Hale and Dorr LLP, Boston, Massachusetts, and for the Underwriters by Foley, Hoag & Eliot LLP, Boston, Massachusetts.

                                    EXPERTS

  The financial statements of Bottomline Technologies (de), Inc. at June 30, 1997 and 1998, and for each of the three years in the period ended June 30, 1998, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   ADDITIONAL FILINGS AND COMPANY INFORMATION

  We have filed a Registration Statement on Form S-1 with the Commission. This prospectus, which is a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Certain information is omitted and you should refer to the Registration Statement and its exhibits. With respect to references made in this prospectus to any contract, agreement or other document of Bottomline, such references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract, agreement or other document. You may review a copy of the Registration Statement, including exhibits, at the Commission's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or Seven World Trade Center, 13th Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

  We will also file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Commission.

  Our Commission filings and the Registration Statement can also be reviewed by accessing the Commission's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                       BOTTOMLINE TECHNOLOGIES (DE), INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Auditors............................................  F-2
Balance Sheets as of June 30, 1997 and 1998 and September 30, 1998
  (Unaudited).............................................................  F-3
Statements of Operations for the years ended June 30, 1996, 1997 and 1998 and for the three months ended September 30, 1997 and 1998 (Unaudited)..  F-4
Statements of Stockholders' Equity for the years ended June 30, 1996, 1997 and 1998 and for the three months ended September 30, 1998 (Unaudited)..  F-5
Statements of Cash Flows for the years ended June 30, 1996, 1997 and 1998 and for the three months ended September 30, 1997 and 1998 (Unaudited)..  F-6
Notes to Financial Statements ............................................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Bottomline Technologies (de), Inc.

  We have audited the accompanying balance sheets of Bottomline Technologies
(de), Inc. as of June 30, 1997 and 1998, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bottomline Technologies (de), Inc. at June 30, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Boston, Massachusetts
August 6, 1998, except for
Note 11 as to which the
date is November 12, 1998

                       BOTTOMLINE TECHNOLOGIES (DE), INC.

                                 BALANCE SHEETS

                                            JUNE 30,
                                      -------------------------  SEPTEMBER 30,
                                         1997         1998            1998
                                      ------------ ------------ ------------------
                                                                  (UNAUDITED)
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
          ASSETS (Note 6)
Current assets:
  Cash and cash equivalents.........  $        827 $      1,362    $      1,491
  Accounts receivable, net of
    allowances for doubtful
    accounts and returns of $644 at
    June 30, 1997, $970 at June 30,
    1998 and $1,071 at September
    30, 1998........................         5,596        6,997           7,228
  Inventory, net....................           656          174             156
  Refundable income taxes...........           905          --              --
  Deferred income taxes (Note 10)...           571          724             724
  Prepaid expenses and other
    current assets..................           187           89             316
                                      ------------ ------------    ------------
Total current assets................         8,742        9,346           9,915
Property and equipment, net (Note
  4)................................         1,446        1,865           2,109
Capitalized and acquired software
  costs, net of accumulated
  amortization of $836 in 1997
  (Notes 2 and 3)...................           253          --              --
Other assets........................            40           90              60
                                      ------------ ------------    ------------
Total assets........................  $     10,481 $     11,301    $     12,084
                                      ============ ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Amounts due under revolving
    credit arrangement (Note 6).....  $      1,045          --              --
  Accounts payable..................         2,177 $      1,177    $      1,474
  Accrued expenses (Note 5).........         1,696        2,030           2,141
  Deferred revenue and deposits.....         1,063        2,121           2,069
  Income taxes payable..............           --            59              54
  Current portion of long-term debt
    (Note 6)........................           285           75              50
                                      ------------ ------------    ------------
Total current liabilities...........         6,266        5,462           5,788
Deferred income taxes payable (Note
  10)...............................           235          118             118
Long-term debt, less current portion
  (Note 6)..........................            54          --              --
Commitments and contingent
  liabilities (Note 7)..............
Redeemable common stock, at
  redemption value (Note 8)
 (Authorized, issued and outstanding
  shares -- 267 in all periods).....         1,246        1,353           1,381
Stockholders' equity (Note 8):
  Common stock, $.001 par value:
     Authorized shares -- 15,000
     Issued and outstanding shares--
       2,102 at June 30, 1997, 2,120
       at June 30, 1998 and 2,162 at
       September 30, 1998...........             2            2               2
  Additional paid-in-capital........         1,679        1,871           1,871
  Retained earnings.................           999        2,495           2,924
                                      ------------ ------------    ------------
Total stockholders' equity..........         2,680        4,368           4,797
                                      ------------ ------------    ------------
Total liabilities and stockholders'
  equity............................  $     10,481 $     11,301    $     12,084
                                      ============ ============    ============

                            See accompanying notes.

                       BOTTOMLINE TECHNOLOGIES (DE), INC.

                            STATEMENTS OF OPERATIONS

                                                         THREE MONTHS ENDED
                               YEARS ENDED JUNE 30,         SEPTEMBER 30,
                              -------------------------  --------------------
                               1996     1997     1998      1997       1998
                              -------  -------  -------  ---------  ---------
                                                             (UNAUDITED)
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Software licenses.......... $ 4,689  $ 6,392  $ 9,887  $   1,591  $   3,477
  Service and maintenance....   4,580    6,729    9,701      1,937      2,254
  Equipment and supplies.....   8,798    9,005    9,449      2,536      2,374
                              -------  -------  -------  ---------  ---------
Total revenues...............  18,067   22,126   29,037      6,064      8,105
Cost of revenues:
  Software licenses..........      27      160      215         48        123
  Service and maintenance....   2,655    4,206    4,261        851      1,106
  Equipment and supplies.....   5,361    6,410    6,526      1,648      1,682
                              -------  -------  -------  ---------  ---------
Total cost of revenues.......   8,043   10,776   11,002      2,547      2,911
                              -------  -------  -------  ---------  ---------
Gross profit.................  10,024   11,350   18,035      3,517      5,194
Operating expenses:
  Sales and marketing........   4,190    6,631    7,675      1,557      2,242
  Product development and
   engineering...............   1,237    2,185    3,158        670        928
  General and
   administrative............   3,044    4,266    4,372        932      1,277
                              -------  -------  -------  ---------  ---------
Total operating expenses.....   8,471   13,082   15,205      3,159      4,447
                              -------  -------  -------  ---------  ---------
Income (loss) from opera-
 tions.......................   1,553   (1,732)   2,830        358        747
Interest income..............      48       53       35          7         17
Interest expense.............     (54)    (109)     (85)       (29)        (2)
                              -------  -------  -------  ---------  ---------
                                   (6)     (56)     (50)       (22)        15
                              -------  -------  -------  ---------  ---------
Income (loss) before provi-
 sion (benefit) for income
 taxes.......................   1,547   (1,788)   2,780        336        762
Provision (benefit) for in-
 come taxes (Note 10)........     664     (536)   1,177        142        305
                              -------  -------  -------  ---------  ---------
Net income (loss)............ $   883  $(1,252) $ 1,603  $     194  $     457
                              =======  =======  =======  =========  =========
Earnings (loss) per share
 available to common
 stockholders (Note 9):
  Basic...................... $  0.42  $ (0.68) $  0.71  $     .08  $     .20
                              =======  =======  =======  =========  =========
  Diluted.................... $  0.34  $ (0.68) $  0.61  $     .07  $     .17
                              =======  =======  =======  =========  =========
Shares used in computing
 earnings (loss) per share
 available to common
 stockholders (Note 9):
  Basic......................   1,898    1,995    2,105      2,102      2,120
                              =======  =======  =======  =========  =========
  Diluted....................   2,334    1,995    2,439      2,432      2,485
                              =======  =======  =======  =========  =========

                            See accompanying notes.

                       BOTTOMLINE TECHNOLOGIES (DE), INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED JUNE 30, 1996, 1997 AND 1998 AND
               THREE MONTHS ENDED SEPTEMBER 30, 1998 (UNAUDITED)

                                COMMON STOCK  ADDITIONAL              TOTAL
                                -------------  PAID-IN   RETAINED STOCKHOLDERS'
                                SHARES AMOUNT  CAPITAL   EARNINGS    EQUITY
                                ------ ------ ---------- -------- -------------
                                                (IN THOUSANDS)
Balances at July 1, 1995......  1,871   $  2    $  628    $1,553     $2,183
  Issuance of common stock
    upon exercise of stock
    options (Note 8)..........     47     --       250        --        250
  Issuance of common stock for
    acquisition of the common
    stock of CertiSoft (Note
    3)........................     30     --       480        --        480
  Accretion to redemption
    value on redeemable common
    stock.....................     --     --        --       (88)       (88)
  Net income..................     --     --        --       883        883
                                -----   ----    ------    ------     ------
Balances at June 30, 1996.....  1,948      2     1,358     2,348      3,708
  Issuance of common stock
    upon exercise of stock
    options (Note 8)..........     45     --       297        --        297
  Issuance of common stock
    upon exercise of stock
    warrants (Note 8).........    109     --        24        --         24
  Accretion to redemption
    value on redeemable common
    stock.....................     --     --        --       (97)       (97)
  Net loss....................     --     --        --    (1,252)    (1,252)
                                -----   ----    ------    ------     ------
Balances at June 30, 1997.....  2,102      2     1,679       999      2,680
  Issuance of common stock
    upon exercise of stock
    options (Note 8)..........     18     --       192        --        192
  Accretion to redemption
    value on redeemable common
    stock.....................     --     --        --      (107)      (107)
  Net income..................     --     --        --     1,603      1,603
                                -----   ----    ------    ------     ------
Balances at June 30, 1998.....  2,120      2     1,871     2,495      4,368
  Issuance of common stock
    upon exercise of stock
    warrants (Note 8)
    (Unaudited)...............     42     --        --        --         --
  Accretion to redemption
    value on redeemable common
    stock (Unaudited).........     --     --        --       (28)       (28)
  Net income (Unaudited)......     --     --        --       457        457
                                -----   ----    ------    ------     ------
Balances at September 30, 1998
  (Unaudited).................  2,162   $  2    $1,871    $2,924     $4,797
                                =====   ====    ======    ======     ======

                            See accompanying notes.

                       BOTTOMLINE TECHNOLOGIES (DE), INC.

                            STATEMENTS OF CASH FLOWS

                                                                   THREE
                                          YEARS ENDED           MONTHS ENDED
                                            JUNE 30,           SEPTEMBER 30,
                                     ------------------------  ---------------
                                      1996    1997     1998     1997     1998
                                     ------  -------  -------  -------  ------
                                                                (UNAUDITED)
                                                (IN THOUSANDS)
OPERATING ACTIVITIES
Net income (loss)..................  $  883  $(1,252) $ 1,603  $   194  $  457
Adjustments to reconcile net income
  (loss) to net cash provided by
  (used in) operating activities:
 Depreciation and amortization.....     784    1,174      827      216     190
 Provision for allowances on
   accounts receivable.............       4      487      326       29      28
 Provision for allowances for
   obsolescence of inventory.......      --      217       --       --      --
 Deferred income tax benefit.......    (102)    (297)    (270)      --      --
 Changes in operating assets and
   liabilities:
  (Increase) decrease in accounts
    receivable.....................    (506)  (1,452)  (1,727)     537    (259)
  Decrease (increase) in inventory,
    prepaid expenses and other
    current assets and other
    assets.........................    (237)    (138)     530      134    (179)
  Decrease (increase) in refundable
    income taxes...................      --     (905)     905      136      --
  Increase (decrease) in accounts
    payable, accrued expenses and
    deferred revenue and deposits..    (343)   1,907      392   (1,080)    356
  (Decrease) increase in income
    taxes payable..................     337     (409)      59       --      (5)
                                     ------  -------  -------  -------  ------
Net cash provided by (used in)
  operating activities.............     820     (668)   2,645      166     588
INVESTING ACTIVITIES
Purchases of property and
  equipment, net...................    (311)    (580)    (993)    (159)   (434)
Increase in capitalized software
  costs............................    (158)    (114)      --       --      --
                                     ------  -------  -------  -------  ------
Net cash used in investing
  activities.......................    (469)    (694)    (993)    (159)   (434)
FINANCING ACTIVITIES
Net borrowings (repayments) on
  revolving credit arrangement.....      --    1,045   (1,045)     (45)     --
Repayments on notes payable........    (152)    (258)    (264)     (71)    (25)
Proceeds from exercise of stock
  options and stock warrants.......     250      321      192       --      --
                                     ------  -------  -------  -------  ------
Net cash provided by (used in)
  financing activities.............      98    1,108   (1,117)    (116)    (25)
                                     ------  -------  -------  -------  ------
Increase (decrease) in cash and
  cash equivalents.................     449     (254)     535     (109)    129
Cash and cash equivalents at
  beginning of year................     632    1,081      827      827   1,362
                                     ------  -------  -------  -------  ------
Cash and cash equivalents at end of
  year.............................  $1,081  $   827  $ 1,362  $   718  $1,491
                                     ======  =======  =======  =======  ======
Supplemental disclosure of cash
  flow information:
 Cash paid during the year for:
  Interest.........................  $   54  $   106  $    85  $    28  $    2
  Income taxes.....................  $  446  $ 1,017  $   464  $     7  $  141
 Non-cash transactions:
  Acquisition of the common stock
    of CertiSoft for common stock
    and assumption of note payable
    (Note 3).......................  $  764       --       --       --      --

                            See accompanying notes.

                       BOTTOMLINE TECHNOLOGIES (DE), INC.

                         NOTES TO FINANCIAL STATEMENTS

          YEARS ENDED JUNE 30, 1996, 1997 AND 1998; THREE MONTHS ENDED
                    SEPTEMBER 30, 1997 AND 1998 (UNAUDITED)

1. ORGANIZATION AND NATURE OF BUSINESS

Bottomline Technologies, Inc. (the predecessor Company) was incorporated in New Hampshire in 1989 and, on August 25, 1997, the Company was merged with and into Bottomline Technologies (de), Inc. (the Company), a company incorporated in Delaware. The Company is a domestic company that develops and markets proprietary software and complementary products and services. The Company's products and services are sold to customers operating in many different industries. The Company does not require collateral on its accounts receivable, which is in accordance with industry practice.

On May 2, 1996, the Company acquired CertiSoft Solutions, Inc. (CertiSoft). This entity was previously accounted for as a wholly-owned subsidiary. Effective January 9, 1997, CertiSoft was merged into the predecessor Company.

2. SIGNIFICANT ACCOUNTING POLICIES

 Cash and Cash Equivalents

Cash and cash equivalents consists of demand deposit accounts and an overnight investment account at a financial institution. The Company considers all highly liquid instruments with an original maturity of ninety days or less to be cash equivalents.

 Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market.

 Property and Equipment

Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, principally from 3-7 years. Leasehold improvements are amortized over their useful lives or the term of the lease, whichever is less.

 Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs were $62,000, $114,000 and $129,000 for the years ended June 30, 1996, 1997 and
1998, respectively, and $39,000 and $15,000 for the three months ended September 30, 1997 and 1998, respectively.

 Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates include but are not limited to the allowances for doubtful accounts and returns. Actual results could differ from those estimates.

 Income Taxes

Deferred income taxes are provided for differences in bases of assets and liabilities for financial reporting and income tax purposes. Temporary differences relate primarily to depreciation, various accruals, and allowances for doubtful accounts, returns and inventory.

                       BOTTOMLINE TECHNOLOGIES (DE), INC.

2. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

 Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations.

 Capitalized and Acquired Software Costs

Costs incurred to develop software to be sold, leased or otherwise marketed are capitalized upon attainment of technological feasibility and amortized on a product-by-product basis over the estimated useful life of the related software. Such software costs totaled $1,089,000 at June 30, 1997. Also included in capitalized software costs was $546,000 attributable to acquired software in connection with the acquisition of CertiSoft (See Note 3). Capitalized and acquired software costs charged to operations were $423,000, $631,000 and $253,000 for the years ended June 30, 1996, 1997 and 1998, respectively, including additional amortization in 1997 on certain acquired software, and $75,000 and $-0- for the three months ended September 30, 1997 and 1998, respectively. At June 30, 1998, capitalized software costs had been fully amortized.

The carrying value of intangible assets is periodically reviewed by the Company based on the expected future undiscounted operating cash flows of the related asset. If an impairment is indicated, the Company will adjust the carrying value of the intangible assets.

 Revenue Recognition

Revenue for software is recognized when product is shipped and there are no significant remaining obligations of the Company. Revenue for services is recognized as the services are provided to the customer. Revenue under software maintenance agreements is recognized ratably over the term of the agreement, generally one year. Revenue for hardware is recognized when product is shipped. Revenue is recognized in accordance with Statement of Position (SOP) 91-1 for periods prior to July 1, 1998. See Accounting Pronouncements below.

 Customer Returns

Customer returns are estimated and accrued for when known based on return authorizations.

 Earnings per Share

The Company computes earnings per share in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS 128). SFAS 128 requires calculation and presentation of basic and diluted earnings per share. Basic earnings per share is calculated based on the weighted average number of common shares outstanding and excludes any dilutive effects of warrants, stock options or other type securities. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding and the dilutive effect of stock options, warrants and related securities calculated using the treasury stock method. Dilutive securities are excluded from the diluted earnings per share calculation if their effect is antidilutive.

 401(k) Plan

The Company has a 401(k) Profit Sharing Plan (the Plan), whereby eligible employees may contribute up to 15% (20% in 1997) of their compensation, subject to limitations established by the Internal Revenue Code. The Company may contribute a discretionary matching contribution, annually, equal to 25% of each such

                       BOTTOMLINE TECHNOLOGIES (DE), INC.

2. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

participant's deferred compensation up to 5% of their annual compensation (in 1996, up to 20% of the first 3% for eligible employees' contributions). The Company charged $14,000, $26,000 and $98,000 to expense in the years ended June 30, 1996, 1997 and 1998, respectively, and $23,000 and $81,000 to expense in the three months ended September 30, 1997 and 1998, respectively, under the Plan.

 Accounting Pronouncements

In October 1997, the Accounting Standards Executive Committee of the American Institute (ACSEC) of Certified Public Accountants issued Statement of Position
(SOP) 97-2 "Software Revenue Recognition", which the Company adopted on July 1, 1998. This statement supersedes SOP 91-1, Software Revenue Recognition, and provides guidance on applying generally accepted accounting principles in recognizing revenue on software transactions entered into in fiscal years beginning after December 15, 1997. The Company believes that SOP 97-2 will not have a material impact on the Company's future operating results.

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information." Both SFAS No. 130 and SFAS No. 131 are effective for fiscal years beginning after December 15, 1997. The Company believes that the adoption of these new accounting standards will not have a material impact on the Company's financial statements.

 Interim Financial Information (Unaudited)

The interim financial information at September 30, 1998 and for the three months ended September 30, 1997 and 1998, all of which is unaudited, was prepared by the Company on a basis consistent with the audited financial statements. In management's opinion, such information reflects all adjustments which are of a normal recurring nature and which are necessary to present fairly the results of the periods presented.

3. ACQUISITION

On May 2, 1996, the Company, through its newly-formed, wholly-owned subsidiary, CSI Acquisition, Inc. (Acquisition), acquired CertiSoft Solutions, Inc. (CertiSoft) by merging with and into CertiSoft. Each share of CertiSoft common stock outstanding prior to the merger was surrendered and subsequently retired and each CertiSoft shareholder received 1.61 shares of the Company's common stock for each CertiSoft share surrendered. The total consideration paid by the Company to acquire CertiSoft included 30,001 shares of the Company's common stock, estimated at $480,000, and the assumption of a $250,000 note payable to the former majority owner of CertiSoft and certain other trade obligations.

The acquisition has been accounted for as a purchase and, accordingly, the results of operations of CertiSoft are included in the consolidated financial statements since the date of acquisition. In connection with the acquisition, the Company acquired assets with an estimated fair value of $764,000 and assumed liabilities of $284,000, which includes the $250,000 note payable described above.

                       BOTTOMLINE TECHNOLOGIES (DE), INC.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                     JUNE 30,
                                                   -------------
                                                                 SEPTEMBER 30,
                                                    1997   1998      1998
                                                   ------ ------ -------------
                                                                  (UNAUDITED)
                                                         (IN THOUSANDS)
   Furniture and fixtures......................... $  387 $  399    $  407
   Technical equipment............................  1,979  2,693     2,965
   Software.......................................    210    453       586
   Leasehold improvements.........................    126    151       172
                                                   ------ ------    ------
                                                    2,702  3,696     4,130
   Less: Accumulated depreciation and amortiza-
    tion..........................................  1,256  1,831     2,021
                                                   ------ ------    ------
                                                   $1,446 $1,865    $2,109
                                                   ====== ======    ======

5. ACCRUED EXPENSES

Accrued expenses consist of the following:

                                                       JUNE 30,
                                                     -------------
                                                                   SEPTEMBER 30,
                                                      1997   1998      1998
                                                     ------ ------ -------------
                                                                    (UNAUDITED)
                                                           (IN THOUSANDS)
   Employee compensation and benefits............... $  799 $1,392    $1,221
   Sales taxes......................................    425    214       151
   Other............................................    472    424       769
                                                     ------ ------    ------
                                                     $1,696 $2,030    $2,141
                                                     ====== ======    ======

6. BORROWING ARRANGEMENTS

In December 1997, the Company entered into a revolving credit agreement (the revolving agreement) with a bank which provides for available borrowings of up to $4,000,000. Borrowings under the revolving agreement bear interest at the bank's prime rate (8.5% at June 30, 1998) and are due on demand. The outstanding balance under the revolving agreement at June 30, 1997 and 1998 and September 30, 1998 was $1,045,000, $-0- and $-0-, respectively. The revolving agreement expires on December 30, 1998.

In June 1995, the Company entered into a $500,000 term loan with a bank. The term loan was due in thirty-six monthly installments of principal and interest of $16,000. Interest under the term loan was at 8.75%. The balance outstanding at June 30, 1997 and 1998 and September 30, 1998 was $164,000, $-0- and $-0-,
respectively.

Borrowings under the revolving agreement and the term loan are secured by substantially all assets of the Company.

In May 1996, in connection with the acquisition of CertiSoft, CertiSoft assumed a $250,000 promissory note payable to the former majority owner of CertiSoft. The note is due in 10 equal installments of $25,000, beginning November 1996 and every third month thereafter, plus accrued interest at 8.25% per annum. This note is guaranteed by the Company. The balance outstanding at June 30, 1997 and 1998 and September 30, 1998 was $175,000, $75,000 and $50,000,
respectively.

                       BOTTOMLINE TECHNOLOGIES (DE), INC.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases its principal office facility under a noncancellable operating lease expiring in 2002. In addition to the base term, the Company has two five-year options to extend the term of the lease. Rent payments are fixed for the initial two years of the lease and may be increased after that during the initial term of the lease by the Consumer Price Index. In addition, the Company is obligated to pay certain incremental operating costs over the base amount.

The Company also leases office space in other cities. All such leases expire in fiscal years 1999 and 2000.

Future minimum annual rental commitments under this lease at June 30, 1998 are as follows:

                                                                  (IN THOUSANDS)
                                                                  --------------
   1999..........................................................     $  373
   2000..........................................................        349
   2001..........................................................        307
   2002..........................................................        281
                                                                      ------
                                                                      $1,310
                                                                      ======

Rent expense charged to operations for the years ended June 30, 1996, 1997 and 1998 was $286,000, $338,000 and $342,000, respectively, and for the three months ended September 30, 1997 and 1998 was $85,000 and $107,000, respectively.

8. CAPITAL TRANSACTIONS

 Common Stock

In connection with the sale of its common stock in 1992, the Company and certain existing stockholders amended previous agreements covering stock rights and voting arrangements. The amended agreement provides certain stockholders with preemptive rights and certain registration rights in the event of certain circumstances.

In connection with the sale of its common stock, the Company has also agreed with certain stockholders to redeem, at the stockholders' option, 267,000 shares of common stock anytime after June 29, 1995. The initial redemption value was $3.00 per share and increases each year in accordance with the agreement. The redemption value was $1,246,000, $1,353,000 and $1,381,000 at June 30, 1997 and 1998 and September 30, 1998, respectively.

In March 1994, the Company and certain existing stockholders amended the March 31, 1992 stock rights and voting arrangements to provide an additional stockholder with preemptive rights and certain registration rights in the event of certain circumstances.

 Stock Option Plan

The Company adopted the Bottomline Technologies, Inc. Stock Option Plan, as amended, (the Plan) on August 1, 1989, which provides for the issuance of incentive stock options and nonstatutory stock options. The Plan is administered by the Board of Directors which has the authority to determine to whom options may be granted, the period of exercise and what other restrictions, if any, should apply. The Company has reserved up to 480,000 shares of its common stock for issuance under the Plan. Incentive stock options may be granted to employees at a price of no less than 100% of the fair market value of the common stock at the date of grant. Options expire a maximum of ten years from the date of grant.

                       BOTTOMLINE TECHNOLOGIES (DE), INC.

8. CAPITAL TRANSACTIONS--(CONTINUED)

On August 21, 1997, Bottomline Technologies, Inc. adopted the 1997 Stock Incentive Plan (the 1997 Plan), which provides for the issuance of stock options and nonstatutory stock options. The 1997 Plan is administered by the Board of Directors which has the authority to determine to whom options may be granted, the period of exercise and what other restrictions, if any, should apply. The Company has reserved up to 400,000 shares of its common stock for issuance under the 1997 Plan to employees at a price of no less than 100% of the fair market value of the common stock at the date of grant. Options expire a maximum of ten years from the date of grant.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, as the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Option valuation models have been developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Such models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. A summary of assumptions is as follows:

                                                                   THREE
                                                               MONTHS ENDED
                                    YEARS ENDED JUNE 30,       SEPTEMBER 30,
                                 ----------------------------  --------------
                                   1996      1997     1998      1997    1998
                                 ---------  ------  ---------  ------  ------
                                                                (UNAUDITED)
   Dividend yield...............         0%      0%         0%      0%      0%
   Expected lives of options
     (years)....................         4       4          4       4       4
   Risk-free interest rate...... 6.18-6.67%   6.02% 5.65-6.20%   6.20%   6.00%

For purposes of the required pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the minimum value method of SFAS 123, the Company's net income (loss) would have been decreased (increased) by $46,000, $(68,000) and $115,000 for the years ended June 30, 1996, 1997 and 1998, respectively, and by $13,000 and $98,000 for the three months ended September 30, 1997 and 1998, respectively.

As the provisions of SFAS 123 are effective only for fiscal years beginning after December 15, 1994, the effects of applying SFAS 123 for pro forma disclosures are not necessarily representative of the effects on net income
(loss) for future years.

                       BOTTOMLINE TECHNOLOGIES (DE), INC.

8. CAPITAL TRANSACTIONS--(CONTINUED)

A summary of option activity is as follows:

                                           YEARS ENDED JUNE 30,
                            -------------------------------------------------- THREE MONTHS ENDED
                                  1996             1997             1998       SEPTEMBER 30, 1998
                            ---------------- ---------------- ---------------- --------------------
                                    WEIGHTED         WEIGHTED         WEIGHTED           WEIGHTED
                                    AVERAGE          AVERAGE          AVERAGE             AVERAGE
                                    EXERCISE         EXERCISE         EXERCISE           EXERCISE
                            OPTIONS  PRICE   OPTIONS  PRICE   OPTIONS  PRICE   OPTIONS     PRICE
                            ------- -------- ------- -------- ------- -------- --------  ----------
                                                                                  (UNAUDITED)
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
   Outstanding, beginning
     of period.............   118   $  6.83     93    $ 9.51    113    $15.30        295  $    20.06
   Options granted.........    30     13.00     65     17.53    200     23.74         76       28.82
   Options exercised.......   (47)     5.36    (45)     6.61    (18)    11.00         --          --
   Options expired.........    (8)     7.50     --        --     --        --         --          --
                              ---   -------    ---    ------    ---    ------    -------  ----------
   Outstanding, end of
     period................    93      9.51    113     15.30    295     20.06        371       21.85
   Exercisable, end of
     period................    55   $  5.41     25    $11.60     34    $15.59         74  $    16.25
   Weighted average fair
     value of options
     granted during the
     period................         $  2.78           $ 4.57           $ 4.60             $     6.15

As of June 30, 1998, options to purchase 34,000 shares were exercisable at option prices ranging from $13.00 to $19.00 per share. As of June 30, 1997 and 1998 and September 30, 1998, options to purchase 21,000, 215,000 and 139,000 shares, respectively, were available for grant from the 1997 Plan and the Plan. The weighted average remaining contractual life of options outstanding at June 30, 1998 is seven and one half years, and the range of exercise prices is from $13.00 to $26.40 per share.

WARRANTS

In connection with the sale of its common stock in March 1992, the Company issued warrants for the purchase of an aggregate 215,000 shares of common stock at exercise prices ranging from $3.00 to $6.00 per share. During 1997, warrants for 4,000 shares were exercised at a price of $6.00 per share. Additionally, under the terms of the warrant agreement, certain warrant holders elected a non-cash exercise under which the Company issued an additional 105,000 shares. The shares issued, as a result of this non-cash exercise, were based on the relationship of the exercise price to the fair market value of the Company's stock at the exercise date, as defined in the original agreement.

At June 30, 1998, there were warrants outstanding for 48,000 shares, at exercise prices ranging from $3.00--$4.00 per share. The warrants were exercised on September 30, 1998.

                       BOTTOMLINE TECHNOLOGIES (DE), INC.

9. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings
(loss) per share:

                                                                    THREE
                                                                MONTHS ENDED
                                 FISCAL YEAR ENDED JUNE 30,     SEPTEMBER 30,
                                 -----------------------------  --------------
                                   1996      1997       1998     1997    1998
                                 --------  ---------  --------  ------  ------
                                                                 (UNAUDITED)
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
   Numerator:
     Net income (loss).........  $    883  $  (1,252) $  1,603  $  194  $  457
     Accretion to redemption
      value on redeemable
      common stock.............       (88)       (97)     (107)    (27)    (28)
                                 --------  ---------  --------  ------  ------
   Numerator for basic and
    diluted earnings (loss) per
    share available to common
    stockholders...............  $    795  $  (1,349) $  1,496  $  167  $  429
                                 ========  =========  ========  ======  ======
   Denominator:
     Denominator for basic
      earnings (loss) per share
      available to common
      stockholders--weighted-
      average shares
      outstanding..............     1,898      1,995     2,105   2,102   2,120
     Effect of employee stock
      options, warrants and
      redeemable common stock..       436         --       334     330     365
                                 --------  ---------  --------  ------  ------
   Denominator for diluted
    earnings (loss) per share
    available to common
    stockholders...............     2,334      1,995     2,439   2,432   2,485
                                 ========  =========  ========  ======  ======
   Earnings (loss) per share
    available to common
    stockholders:
     Basic.....................  $   0.42  $   (0.68) $   0.71  $  .08  $  .20
                                 ========  =========  ========  ======  ======
     Diluted...................  $   0.34  $   (0.68) $   0.61  $  .07  $  .17
                                 ========  =========  ========  ======  ======

                       BOTTOMLINE TECHNOLOGIES (DE), INC.

10. INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109. SFAS No. 109 requires the use of the liability method in which income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                      JUNE 30,
                                                     ------------  SEPTEMBER 30,
                                                     1997   1998       1998
                                                     -----  -----  -------------
                                                                    (UNAUDITED)
                                                          (IN THOUSANDS)
   Deferred tax assets:
     Allowances..................................... $ 284  $ 572      $ 572
     Various accrued expenses.......................   144    115        115
     Deferred software maintenance revenue..........     8     --         --
     Inventory......................................   135     37         37
                                                     -----  -----      -----
        Total deferred tax assets...................   571    724        724
   Deferred tax liabilities:
     Property, plant and equipment..................  (135)  (118)      (118)
     Capitalized software costs.....................  (100)    --         --
                                                     -----  -----      -----
        Total deferred tax liabilities..............  (235)  (118)      (118)
                                                     -----  -----      -----
     Net deferred tax assets (liabilities).......... $ 336  $ 606      $ 606
                                                     =====  =====      =====

The provision (benefit) for income taxes consisted of the following:

                                                                       THREE
                                                                   MONTHS ENDED
                                          YEARS ENDED JUNE 30,     SEPTEMBER 30,
                                          -----------------------  -------------
                                           1996    1997    1998     1997   1998
                                          ------  ------  -------  ------ ------
                                                                    (UNAUDITED)
                                                    (IN THOUSANDS)
   Current:
     Federal............................  $  610  $ (247) $ 1,238  $  121 $  259
     State..............................     156       8      209      21     46
                                          ------  ------  -------  ------ ------
                                             766    (239)   1,447     142    305
   Deferred:
     Federal............................     (90)   (252)    (241)     --     --
     State..............................     (12)    (45)     (29)     --     --
                                          ------  ------  -------  ------ ------
                                            (102)   (297)    (270)     --     --
                                          ------  ------  -------  ------ ------
                                          $  664  $ (536) $ 1,177  $  142 $  305
                                          ======  ======  =======  ====== ======

                       BOTTOMLINE TECHNOLOGIES (DE), INC.

10. INCOME TAXES--(CONTINUED)

A reconciliation of the federal statutory rate to the effective income tax is as follows:

                                                                  THREE
                                                              MONTHS ENDED
                                    YEARS ENDED JUNE 30,      SEPTEMBER 30,
                                    ------------------------  --------------
                                     1996    1997      1998    1997    1998
                                    ------  -------   ------  ------  ------
                                                               (UNAUDITED)
   Tax (benefit) at federal
     statutory rate................   34.0%   (34.0)%   34.0%   34.0%   34.0%
   State taxes, net of federal
     benefit.......................    6.0     (1.4)     6.5     6.5     6.0
   Non-deductible expenses.........    5.6     12.6       .6      --      --
   Research and development tax
     credits.......................     --     (7.2)    (3.6)     --      --
   Other...........................   (2.7)      --      4.8     1.8      --
                                    ------  -------   ------  ------  ------
                                      42.9%   (30.0)%   42.3%   42.3%   40.0%
                                    ======  =======   ======  ======  ======

The principal non-deductible expense for income tax purposes is the amortization related to the acquired software costs recorded in connection with the purchase of CertiSoft.

11. SUBSEQUENT EVENTS

On November 12, 1998, the Company's Board of Directors approved various actions, subject to stockholder approval, including: (1) increasing the authorized shares of common stock to 50,000,000; (2) authorizing a class of Preferred Stock with 4,000,000 shares available; (3) the establishment of the 1998 Employee Stock Purchase Plan under which 250,000 shares of common stock may be issued; (4) the establishment of the 1998 Director Stock Option Plan under which 100,000 shares of common stock may be issued and (5) increasing the number of shares reserved for issuance under the Company's 1997 Stock Incentive Plan to 900,000.

                              [INSIDE BACK COVER]

       [This graphic contains the following text:

       Centered at the top of the page are the words:
             "Payment Management Software and
             Services that Enable Organizations to
             Manage their Transition from Paper Checks to Electronic
             Payments"

       Descending from left to right are three slides. The words above the top slide are:
             "Secure Payment Server"
             The words in the slide are:
                 Managing:
             >     enterprise-wide payments
             >     point-of-need payments
             >     all payment information
             >     reporting
             >     auditing
             >     processing
             >     remittance delivery

        The words above the second slide are:
             "All Types of Payments"
             The words in the slide are:
             >     Electronic Payments to satisfy EFT '99
             >     NACHA-compliant ACH payments
             >     Financial EDI
             >     LaserCheck
             >     Check Fraud/Positive Pay
             >     Electronic Remittance Delivery
             >     Internet, VAN, VPN compatible

        The words above the third slide are:
             "Industry Standards"
             The words in the slide are:
             >     Windows NT
             >     Utilizes full suite of Microsoft's networking and database tools
             >     Integrates into current computing environment;
                   network, protocol, database independent
             >     Transitions easily as payments needs grow and change
             >     Certified by Microsoft as "Designed for BackOffice"

         "Bottomline Technologies" is in a box on the bottom inside left of the page]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                     [LOGO]









--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

   SEC registration fee..................................................  $
   NASD filing fee.......................................................
   Nasdaq National Market listing fee....................................
   Blue Sky fees and expenses............................................
   Transfer Agent and Registrar fees.....................................
   Accounting fees and expenses..........................................
   Legal fees and expenses...............................................
   Printing and mailing expenses.........................................
   Miscellaneous.........................................................
                                                                           -----
     Total...............................................................  $
                                                                           =====

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article EIGHTH of the Registrant's Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") provides that no director of the Registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

    Article NINTH of the Registrant's Restated Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys' fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

    Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the

Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

    Article NINTH of the Registrant's Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

    Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

    Under Section 8 of the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as Exhibit 1 hereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Set forth in chronological order is information regarding shares of common stock issued and options granted by the Registrant since November 1995. Further included is the consideration, if any, received by the Registrant for such shares and options and information relating to the section of the Securities Act of 1933, as amended (the "Securities Act"), or rule of the Securities and Exchange Commission under which exemption from registration was claimed.

    The Registrant's 1989 Stock Option Plan was adopted by the Board of Directors and approved by the stockholders of the Registrant on August 1, 1989. The Registrant's 1997 Stock Incentive Plan was originally adopted by the Board of Directors and approved by the stockholders of the Registrant on August 21, 1997, and was amended by the Board of Directors on November 12, 1998. Since November 1995, options to purchase 109,167 shares of common stock had been exercised for an aggregate consideration of $740,000 and as of November 12, 1998 options to purchase 110,000 shares of common stock were outstanding under the 1989 Stock Option Plan. As of November 12, 1998, no options had been exercised and options to purchase 261,000 shares of common stock were outstanding under the 1997 Stock Incentive Plan.

    In October 1998, the Registrant issued 35,715 shares of Common Stock to Arthur Andersen LLP at a purchase price of $28.00 per share for an aggregate consideration of $1,000,020.

    In connection with financing activities in 1992, the Company issued warrants for the purchase of an aggregate of 214,500 shares of common stock at exercise prices ranging from $3.00 to $6.00 per share. During 1997, warrants for 4,000 shares were exercised at a price of $6.00 per share. Additionally, in 1997 and 1998, in accordance with the warrant agreements, the remainder of the warrant holders elected to exercise their warrants on a cashless basis and, in connection therewith, the Company issued an additional 147,291 shares.

    The securities issued in the foregoing transactions were either (i) offered and sold in reliance upon exemptions from the Securities Act registration requirements set forth in Sections 3(b) and 4(2) of the Securities Act, or any regulations promulgated thereunder, relating to sales by an issuer not involving any public offering, or (ii) in the case of certain options to purchase shares of common stock and shares of common stock issued upon the exercise of such options, such offers and sales were made in reliance upon an exemption from registration under Rule 701 of the Securities Act. No underwriters were involved in the foregoing sales of securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  1*     Form of Underwriting Agreement.
  3.1    Certificate of Incorporation of the Registrant.
  3.2    Amended and Restated Certificate of Incorporation of the Registrant,
         to be effective immediately prior to the closing of this offering.
  3.3    By-Laws of the Registrant.
  3.4    Amended and Restated By-Laws of the Registrant, to be effective immediately prior to the closing of this offering.
  4.1*   Specimen certificate for shares of common stock.
  5*     Opinion of Hale and Dorr LLP.
 10.1    1989 Stock Option Plan, as amended, including form of stock option agreement for incentive and non-statutory stock options.
 10.2    Amended and Restated 1997 Stock Incentive Plan, including form of stock option agreement for incentive and non-statutory stock options.
 10.3    1998 Director Stock Option Plan, including form of non-statutory stock option agreement.
 10.4    1998 Employee Stock Purchase Plan.
 10.5    First Amendment and Restatement of Stock Rights and Voting Agreement,
         as amended.
 10.6    Second Stock Rights Agreement, as amended.
 10.7    Lease dated November 28, 1994, between the Registrant and Wenberry
         Associates L.L.C.
 10.8*   Employment Agreement between the Registrant and Mr. McGurl.
 10.9*   Employment Agreement between the Registrant and Mr. Mullen.
 10.10*  Employment Agreement between the Registrant and Mr. Eberle.
 23.1    Consent of Ernst & Young LLP.
 23.2*   Consent of Hale and Dorr LLP (included in Exhibit 5).
 24      Power of Attorney (included on page II-6).
 27      Financial Data Schedule.

--------
*To be filed by amendment.

(B) FINANCIAL STATEMENT SCHEDULES

SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS ALLOWANCE FOR DOUBTFUL ACCOUNTS AND RETURNS

                          BALANCE AT  ADDITIONS (CHARGED
                         BEGINNING OF    TO COSTS AND               BALANCE AT
      YEAR ENDED             YEAR         EXPENSES)      DEDUCTIONS END OF YEAR
      ----------         ------------ ------------------ ---------- -----------
                                             (IN THOUSANDS)
      June 30, 1996.....         $288                  4        135        $157
      June 30, 1997.....         $157                487                   $644
      June 30, 1998.....         $644                326                   $970

    All other schedules have been omitted because they are not required or because the required information is given in the Registrant's Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Amended and Restated Certificate of Incorporation of the Registrant and the laws of the State of Delaware, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act, the information omitted form the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Portsmouth, New Hampshire, on this 13th day of November, 1998.

                                          BOTTOMLINE TECHNOLOGIES (de), INC.

                                          By: /s/ Daniel M. McGurl
                                            -----------------------------------
                                            Daniel M. McGurl, Chairman of the
                                            Board, President and Chief
                                            Executive Officer

                        POWER OF ATTORNEY AND SIGNATURES

    We, the undersigned officers and directors of Bottomline Technologies (de), Inc., hereby severally constitute and appoint Daniel M. McGurl, Robert A. Eberle and Philip P. Rossetti, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b), and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Bottomline Technologies (de), Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto or to any subsequent Registration Statement for the same offering which may be filed under Rule 462(b).

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                          TITLE                   DATE
              ---------                          -----                   ----

       /s/ Daniel M. McGurl            Chairman of the Board,      November 13, 1998
______________________________________  President and Chief
           DANIEL M. MCGURL             Executive Officer
                                        (Principal Executive
                                        Officer)

       /s/ Robert A. Eberle            Executive Vice President,   November 13, 1998
______________________________________  Chief Financial Officer
           ROBERT A. EBERLE             and Treasurer (Principal
                                        Financial and Accounting
                                        Officer)

     /s/ Joseph L. Barry, Jr.          Director                    November 13, 1998
______________________________________
         JOSEPH L. BARRY, JR.

       /s/ Bruce E. Elmblad            Director                    November 13, 1998
______________________________________
           BRUCE E. ELMBLAD

       /s/ James L. Loomis             Director                    November 13, 1998
______________________________________
           JAMES L. LOOMIS

       /s/ Joseph L. Mullen            Director                    November 13, 1998
______________________________________
           JOSEPH L. MULLEN

      /s/ James W. Zilinski            Director                    November 13, 1998
______________________________________
          JAMES W. ZILINSKI


                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  1*     Form of Underwriting Agreement.
  3.1    Certificate of Incorporation of the Registrant.
  3.2    Amended and Restated Certificate of Incorporation of the Registrant,
         to be effective immediately prior to the closing of this offering.
  3.3    By-Laws of the Registrant.
  3.4    Amended and Restated By-Laws of the Registrant, to be effective immediately prior to the closing of this offering.
  4.1*   Specimen certificate for shares of common stock.
  5*     Opinion of Hale and Dorr LLP.
 10.1    1989 Stock Option Plan, as amended, including form of stock option agreement for incentive and non-statutory stock options.
 10.2    Amended and Restated 1997 Stock Incentive Plan, including form of stock option agreement for incentive and non-statutory stock options.
 10.3    1998 Director Stock Option Plan, including form of non-statutory stock option agreement.
 10.4    1998 Employee Stock Purchase Plan.
 10.5    First Amendment and Restatement of Stock Rights and Voting Agreement,
         as amended.
 10.6    Second Stock Rights Agreement, as amended.
 10.7    Lease dated November 28, 1994, between the Registrant and Wenberry
         Associates L.L.C.
 10.8*   Employment Agreement between the Registrant and Mr. McGurl.
 10.9*   Employment Agreement between the Registrant and Mr. Mullen.
 10.10*  Employment Agreement between the Registrant and Mr. Eberle.
 23.1    Consent of Ernst & Young LLP.
 23.2*   Consent of Hale and Dorr LLP (included in Exhibit 5).
 24      Power of Attorney (included on page II-6).
 27      Financial Data Schedule.

--------
*To be filed by amendment.